


10015021

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS C... Y
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

18 November 2009

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. (JGSHI) dated October 8, 2009 regarding the press release "JG Summit Holdings, Inc.'s Bonds Get PRS Aaa Rating".
2. SEC Form 17-C of JGSHI dated October 30, 2009 regarding the SEC pre-effective order in connection with the proposed issuance of retail bonds by JGSHI.
3. SEC Form 17-Q (Quarterly Report) of JGSHI for the period ended September 30, 2009.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

Dlw 1/5

RECEIVED

2010 JAN -4 A 10:20

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

1 2 | 3 1
Month *Day*
(Fiscal Year)

1 7 - C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Press Release entitled
"JG Summit Holdings, Inc.'s Bonds Get PRS Aaa Rating"

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.


SEC
OCT 08 2009
BY:
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **October 8, 2009**
(Date of Report)

2. SEC Identification No. **184044**

3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a press release entitled "JG Summit Holdings, Inc.'s Bonds Get PRS Aaa Rating".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



October 8, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

PhilRatings
PHILIPPINE RATING SERVICES CORPORATION
The Pioneer Domestic Credit Rating Agency

RATING NEWS
7 October 2009

JG Summit Holdings, Inc.'s Bonds Get PRS Aaa Rating

Philippine Rating Services Corporation (PhilRatings) announced that it assigned its highest rating of **PRS Aaa** to JG Summit Holdings, Inc.'s (JGSHI) proposed bond issue of five billion pesos (P5,000,000,000.00), with an oversubscription option of an additional five billion pesos (P5,000,000,000.00), with maturity of five years and one day. A PRS Aaa rating denotes that such obligations "are of the highest quality with minimal credit risk. The obligor's capacity to meet its financial commitment on the obligation is extremely strong."

The rating reflects the following key strengths of JGSHI: an investment portfolio which provides diversity in growth and earnings, thus mitigating the impact of a downturn in a particular industry; established market position of major subsidiaries; strong management team; sound liquidity; and improving profitability.

PhilRatings will continue to monitor developments in relation to JGSHI and can adjust its credit rating for the bonds should circumstances warrant a rating change.

JGSHI is one of the largest and most diversified conglomerates in the Philippines. It is a holding company for a group of companies which includes: Universal Robina Corporation (branded consumer foods, agro-industrial and commodity food products), Robinsons Land Corporation (property development and hotel management), Digital Telecommunications Philippines, Inc. (telecommunications), Cebu Air, Inc. (air transportation), JG Summit Petrochemicals Corporation (petrochemicals), and Robinsons Savings Bank (banking services). The company's other business interests also include power generation and insurance. JGSHI's diversified portfolio provides flexibility to the company's strategic direction, allowing JGSHI to focus its resources on industries which show attractive growth prospects.

Funding has been mostly internally-generated, with cash from operations amounting to P12 billion in the first semester of 2009. Historically, current ratio has been kept at 1.0x or higher. Projections indicate the group's continued pace and pattern of expansion, with a major portion of investing activities accounted for by capital expenditures. Operations will largely remain as the principal source of cash for the group.

PhilRatings expects an improvement in JGSHI's earnings performance going forward, as signs of stabilization in the global financial markets temper the impact of market and foreign exchange (forex) risks. Mark-to-market gains in the first half of 2009 amounted to about P782 million as compared to a loss of P1.8 billion recorded in the same period of 2008. Although forex loss due to higher peso devaluation amounted to P1.1 billion in the first semester of 2009, the amount represented a 60% YOY decrease as compared to the same period in 2008. The mark-to-market gains, lower forex loss, and higher core earnings boosted net income to P4.7 billion in the first semester of 2009, from P189 million in the first semester of 2008. Actual revenues and net income for the first six months of 2009 indicate good possibility that profitability targets for 2009 will be attained by the company.

Universal Robina Corporation (URC) is one of the largest branded food product companies in the country and has a growing presence in other Asian markets. The company is a dominant player with leading market shares in savory snacks, candies, chocolates, cookies and pretzels. URC is also the largest player in the ready-to-drink tea market. The company has a strong brand portfolio created and supported through continuous product innovation, extensive marketing and experienced management. URC brands

are household names in the Philippines, and a growing number of consumers across Asia – including Thailand, Vietnam, Malaysia, Singapore, and Indonesia, are purchasing the company's branded consumer food products.

Robinsons Land Corporation (RLC) has four business divisions: commercial centers, high-rise buildings, housing and land development, and hotels. RLC is the country's second largest mall operator, a leading provider of BPO and call center space, and the owner of the largest mixed-use development in the city of Manila.

Digital Telecommunications Philippines, Inc. (Digitel) is the 2nd largest provider of fixed line telephony in the Philippines in terms of the total number of towns and cities served, and lines installed. As at end-June 2009, Digitel had over 600,000 installed lines in 281 towns and cities throughout Luzon. Sun Cellular pioneered the 24/7 intra-network unlimited wireless services in the country's mobile telecoms industry by introducing the 24/7 Call & Text Unlimited and the 24/7 Text Unlimited. Sun Cellular continues to benefit from significant growth in its postpaid subscriber base.

Cebu Pacific Air (CEB) is the leading domestic carrier in the Philippines in terms of number of routes, destinations, domestic flights and passengers carried. CEB created the "low fare, great value" strategy in the local aviation industry by providing scheduled air travel services for passengers who are willing to forego extras for fares that are typically lower than those offered by traditional full-service airlines. The company maintained its dominant position in airline passenger for domestic flights, accounting for 47% of the market in the first half of 2009.

COVER SHEET

184044
SEC Registration Number

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City
(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

12 31
Month *Day*
(Fiscal Year)

17-C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Letter to the PSE regarding SEC pre-effective order in connection with the proposed issuance of retail bonds by JGSHI

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **October 30, 2009**
(Date of Report)

2. SEC Identification No. **184044**

3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a copy of the letter of JG Summit Holdings, Inc. (JGSHI) to the Philippine Stock Exchange (PSE) dated October 29, 2009 advising the PSE regarding a pre-effective order issued by the Securities and Exchange Commission in connection with the proposed issuance of retail bonds by JGSHI.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

October 30, 2009
(Date)



JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

October 29, 2009

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

In connection with the disclosure submitted by JG Summit Holdings, Inc. ("Company") to the Exchange dated September 24, 2009 relative to the registration statement filed by the Company for the proposed issuance of retail bonds in the aggregate principal amount of Five Billion Pesos (P5,000,000,000.00) with an oversubscription option for an additional amount of up to Five Billion Pesos (P5,000,000,000.00), please be advised that the Company has received a letter from the Securities and Exchange Commission dated October 28, 2009 regarding a pre-effective order in respect of the said registration statement.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/jbb

COVER SHEET

184044

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos

(Contact Person)

633-7631

(Company Telephone Number)

12 31

Month *Day*

(Fiscal Year)

17Q

(Form Type)

Month *Day*

(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2009**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: ______ (SEC Use Only)

7. Address of registrant's principal office   Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2009 vs. September 30, 2008

JG Summit's net income for the first nine months of fiscal 2009 amounted to ₱5.86 billion as the Company recorded a net income of ₱2.25 billion during the 3rd quarter of the year. Last year's reported net income amounted to ₱108.88 million, which included a foreign exchange loss of ₱3.06 billion and a market valuation loss of ₱3.39 billion. However, even excluding the effects of the financial and foreign exchange markets, our Company still showed marked improvement as our core earnings for the 1st nine months increased 7.9% from ₱6.49 billion in 2008 to ₱7.0 billion in 2009. Likewise, our Core EBITDA for the period increased 27.6% from ₱14.78 billion to ₱18.85 billion. Total comprehensive income, which includes income items directly booked to equity amounted to ₱10.64 billion for the nine months ended September 30, 2009.

Consolidated revenues increased by 11.6% from ₱70.36 billion to ₱78.53 billion this year driven by the continued growth in sales and revenues of our core businesses, mainly: foods, airline and the mobile phone business. In addition, equity in net earnings of associates recorded a 68.4% growth during the period, from ₱1.49 billion last year to ₱2.51 billion during the first nine months of this year. This revenue growth, however, was offset by the decline in the revenues of our petrochemical business by 42.6% to ₱3.61 billion during the period from ₱6.28 billion for the same period last year.

Consolidated cost of sales and services for the nine months ended September 30, 2009 increased 2.6% from ₱46.24 billion last year to ₱47.44 billion this year. Foods business recorded higher cost of sales due to increased sales volume coupled with the increase in costs of its major raw materials. Aside from this, the telecoms business also recorded higher cost of services relative to higher revenues of the wireless segment for the first nine months of 2009.

Consolidated operating expenses increased 23.9% to ₱20.54 billion as a result of higher general and administrative expenses in our food operations, mobile phone business, and increased airline operations.

Financing costs and other charges increased 19.9% to ₱5.12 billion mainly due to higher level of debt financing during the period.

Mark-to-market gains recognized during the period amounted to ₱1.93 billion as compared to a loss of ₱3.39 billion recorded for the same period last year. The turnaround was brought about by the recovery of capital markets particularly during the 3rd quarter of this year.

Foreign exchange loss recorded for the first nine months of 2009 amounted to ₱135.44 million, a 95.6% decrease from ₱3.06 billion as compared to the same period last year when peso devaluation was higher.

Interest income declined 34.2% for the first nine months of 2009 from ₱1.98 billion last year to ₱1.30 billion this year due to lower average investment portfolio during the period as compared to last year's.

The Other income account dropped 77.8% for the first nine months of 2009 from ₱1.24 billion in 2008 to ₱275.06 million since we recognized a gain on early repayment of various debts by a certain subsidiary last year.

Provision for income tax increased 30.0% mainly due to higher income tax recognized by the real estate business.

FOODS

Universal Robina Corporation (URC) generated a consolidated sale of goods and services of ₱37.63 billion for the nine months ended June 30, 2009, 16.2% higher than the revenues posted in the same period last year. Sale of goods and services performance by business segment follows: (1) URC's BCFG (excluding packaging) increased by ₱4.15 billion or 17.2% to ₱28.24 billion for the nine months of fiscal 2009 from ₱24.09 billion registered in the same period of last year. This increase was due to a 12.6% increase in net sales from BCFG's domestic operations, which was largely driven by the strong performance of its snackfoods which posted a 14.7% growth on the back of price increases coupled by the increase in volume. BCFG international sales significantly increased by 29.3% to ₱8.54 billion for the nine months of fiscal 2009 from ₱6.60 billion in the same period last year due to considerable increase in sales volume by 33.3%. Sales in URC's packaging division went down by 28.1% to ₱813 million for the nine months of fiscal 2009 from ₱1.13 billion posted in the same period last year due to decrease in sales volume and commodity prices worldwide. (2) URC's AIG recorded net sales of ₱4.32 billion, a 10.4% increase from ₱3.91 billion recorded in the same period last year. URC's feed business grew 11.7% on the back of higher prices with slight increase in volume as hog and poultry raisers contended with the rising feed costs. (3) URC's CFG revenues amounted to ₱4.26 billion for the first nine months of fiscal 2009 or up 30.8% from ₱3.26 billion reported in the same period last year. This was primarily due to increase in sales volume of sugar as a result of better performance by SONEDCO this year against last year coupled with higher volume and average selling prices of flour.

URC's cost of sales increased by ₱4.08 billion or 16.6% to ₱28.66 billion for the nine months of fiscal 2009 from ₱24.57 billion reported in the same period last year. Cost of sales went up due to increases in sales volume coupled with significant increases in costs of major raw materials during the first quarter of fiscal 2009. URC's gross profit for the nine months of fiscal 2009 amounted to ₱8.98 billion, an increase of ₱1.15 billion or 14.7% from ₱7.82 billion posted in the same period last year. Operating expenses increased by ₱727 million or 14.2% to ₱5.84 billion for the nine months of

fiscal 2009 from ₱5.11 billion registered in the same period of fiscal 2008. This increase resulted primarily from the following factors: (1) 25.8% or ₱433 million increase in advertising and promotion costs to support new SKUs launched and boost up sales of existing products in light of increasing market competition; (2) 9.0% or ₱107 million increase in freight and delivery charges to ₱1.29 billion for the nine months of fiscal 2009, from ₱1.18 billion in the same period last year brought about by higher trucking and shipping costs associated with higher fuel prices and increased volume; (3) 33.9% or ₱85 million increase in repairs and maintenance expense to ₱336 million for the nine months of fiscal 2009 from ₱251 million in the same period last year which was substantially due to computer maintenance costs; and (4) 5.5% or ₱70 million increase in compensation and benefits to ₱1.34 billion for the nine months of fiscal 2009 from ₱1.27 billion in the same period last year due to annual salary adjustments.

Market valuation loss on financial instruments at FVPL decreased by ₱854 million or 66.6% to ₱428 million for the nine months of fiscal 2009 from ₱1.28 billion in the same period of fiscal 2008 due to recovery in the market values of investments in bonds and equity securities in the third quarter of fiscal 2009 which reduced the significant losses reported in the first half of this year.

Finance costs increased by ₱335 million or 34.6% to ₱1.30 billion for the nine months of fiscal 2009 due to increase in financial debt and interest accretion of available-for-sale investments.

Foreign exchange gain-net amounted to ₱146 million for the nine months of fiscal 2009, 223.7% increase from ₱118 million foreign exchange loss reported tin the same period last year due to effect of realized foreign exchange and currency translation gains.

URC's net income attributable to equity holders of the parent increased by ₱1.03 billion or 97.9% to ₱2.08 billion for the nine months of fiscal 2009 from ₱1.05 billion in the same period last year as a result of the factors discussed above.

URC's unaudited core earnings before tax (operating profit after equity earnings, net finance costs and other income – net) for the nine months of fiscal year 2009 amounted to ₱2.78 billion, an increase of 2.6% from ₱2.71 billion reported in the same period last year.

URC reported an EBITDA (operating income plus depreciation, amortization) of ₱5.36 billion for the nine months of fiscal 2009, 13.4% higher than ₱4.72 billion recorded in the same period of fiscal 2008.

URC is not aware of any material off-balance sheet transactions, arrangements and obligations (including contingent obligations), and other relationship of URC with unconsolidated entities or other persons created during the reporting period that would have a significant impact on its operations and/or financial condition.

PROPERTY

Robinsons Land Corporation (RLC) posted a ₱2.34 billion net income for the nine months of fiscal year 2009, up by 10.4%. EBITDA and EBIT rose by 7% and 6% to ₱4.31 billion and ₱3.09 billion, respectively.

Commercial Centers Division contributed 39% or ₱3.1 billion of RLC's gross revenues posting a 10% growth. Significant growth contributors are the Metro Manila malls led by the Midtown Mall of Robinsons Place Manila. Other provincial malls also posted decent growth in rental revenues while significant rental increment was also contributed by the newly opened mall in Cabanatuan City, Nueva Ecija and Tagaytay City, Cavite.

RLC's High Rise Residential Buildings Division's accounted for 35% of RLC's revenues. Its nine months' performance resulted in realized revenues amounting to ₱2.7 billion. Significant revenues

were realized from recently launched projects such as East of Galleria, Gateway Garden Heights, Woodsville Viverde. Several projects had lower realized revenues since these projects are nearing completion. The Office Buildings Division contributed 10% or ₱738.8 million of RLC's revenues, up by 27% from last year's ₱581.3 million. The increase in office rentals was due to rentals from Cybergate Centers 2 and 3.

The Hotels Division contributed 10% or ₱784 million to RLC's revenues. Occupancy rates for the three hotels, Crowne Plaza Galleria Manila, Holiday Inn Galleria Manila and Cebu Midtown Hotel, stood at 72%, 79% and 55%, respectively.

The Housing and Land Development Division reported realized revenues amounting to ₱456.7 million, against last year's ₱554.4 million posting a decline of 18%. This was brought about by lower percentage completion of various ongoing projects.

Real Estate cost decreased by 13% from ₱3.4 billion last year to ₱3.0 billion this year due to lower level of project completion of several residential condominium projects.

Interest income decreased by 23% to ₱290.4 million due to lower level of interest amortization on installment contracts arising from sales of condo and housing units.

Interest expense went up by ₱12.8 million due to higher level of mall tenant deposits classified as financial instruments. Hotel costs decreased by 4% due to lower supplies, laundry and contracted services brought about by lower room occupancy.

TELECOMMUNICATIONS

DIGITEL's consolidated service and nonservice revenues for the period ended September 30, 2009 totaled to ₱10,279.0 million, up by 33.2% from last year's ₱7,717.9 million. The wireless segment, which comprised 72.6% of the total, grew 57.5% year on year.

The wireless communications business posted a remarkable 57.5% growth in operating revenues of ₱7,467.7 million during the nine-month period ended September 30, 2009 from ₱4,741.4 million during the same period last year. Net service revenues, 63.7% of which accounts for unlimited services, improved substantially by 61.9% against reported revenues of the same period last year. This is mainly attributable to the continued success of the unlimited service portfolio (e.g. 24/7 Call & Text Unlimited and Text Unlimited) and increase in subscriber count from the Group Plans and Plan 350 products. In addition, upgrading the services by continuously expanding network coverage thru aggressive network rollouts directly contributed to the increase of subscriber base. Introduction of new products were also a major factor in increasing net service revenue namely: Sun International Services, Easy Line, Sun Broadband Wireless (SBW), Suntel, etc. Full launch of the company's 3G services contributed to the significant improvement of its operating revenue. Non-service revenues from the wireless communications segment also grew by 55.7% as a result of higher sales of SIM packs and phonekits.

The wireline voice communication services registered service revenues and non-service revenues of ₱2,494.5 million for the nine months ended September 30, 2009. This is a 9.2% decline over same period last year of ₱2,748.3 million mainly due to lower international and domestic tolls. Providing cushion to the reduced international and domestic traffic is the growth of ADSL products. This service registered an increase of 29% compared to same period last year. Revenues for wireline data communication services for the nine months ended September 30, 2009 amounted to ₱316.8 million compared to same period last year of ₱316.4 million.

Consolidated cost and operating expenses increased by 30.0% to ₱7,034.6 million from last year's consolidated figure of ₱5,408.9 million. Higher cost of sales, network-related expenses and general and administrative expenses primarily contributed to the increase.

Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) for the period is ₱3,244.4 million, higher by 40.5% against ₱2,309.1 million during the same period in 2008 due primarily to the higher service and non-service revenues generated by the wireless business. EBITDA margin improved to 32% from last year's 30%.

Net loss for the period amounted to ₱394.2 million from last year's ₱2,725.4 million.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated gross revenues of ₱16.22 billion for the nine-month period ended September 30, 2009, a 16.1% growth over last year's ₱13.98 billion brought about by additional routes, increase in flight frequencies and capacity increase due to additional 3 Airbus A320 and 5 ATR72-500 acquired in recent months. Correspondingly, costs and operating expenses increased from ₱13.23 billion last year to ₱14.28 billion this year. The Peso appreciation in September 2009 brought about a foreign exchange gain of ₱25.65 million in 2009 compared to a foreign exchange loss of ₱1.57 billion recorded for the same period last year. Fuel hedging for the nine months ended September 30, 2009 has recognized a gain amounting to ₱534.12 million from a loss of ₱485.08 million for the same period last year. All these factors contributed to the turnaround in the airlines' bottomline, from a net loss of ₱1.87 billion last year to a net income of ₱1.78 billion this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) gross revenues (including sale of goods to affiliates) for the first nine months of 2009 amounted to ₱4.10 billion a 42.6% drop from last year's ₱6.94 billion as a result of decrease in sales volume from 105,218 MT last year to only 74,632 MT this year. Gross income dropped to ₱128.93 million this year from ₱418.80 million for the same period last year. Operating expenses also decreased 35.6% relative to lower production during the period. The significant drop in JGSPC's revenues contributed to a higher net loss for the nine months ended June 30. 2009 amounting to ₱615.02 million from a loss of ₱330.07 million for the same period last year.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱2.51 billion for the nine-month period ended September 30, 2009, a 68.4% increase from last year's equity earnings of ₱1.49 billion. The growth was attributable to higher income recorded by UIC this year, from SGD 127.94 million last year to SGD 207.44 million this year due to higher rental income and gain on sales of residential properties. Also, UIC booked a write-back of deferred income tax amounting to SGD 21.71 million during the period.

BANK

Robinsons Savings Bank recognized net income of ₱144.92 million for the nine months ended September 30, 2009 a 9.2% increase from last year's ₱132.69 million. The increase is mainly due to higher interest income recognized for the first nine months of fiscal 2009 from ₱613.62 million last year to ₱720.45 million for the same period this year.

Financial Position

September 30, 2009 vs. December 31, 2008

As of September 30, 2009, the Company's balance sheet remains solid, with consolidated assets of ₱269.20 billion from ₱251.24 billion as of December 31, 2008. Current ratio stood at 1.19. The Company's indebtedness remained manageable with a gearing ratio of 1.07:1 and net debt to equity of 0.82:1 as of September 30, 2009.

Cash and cash equivalents totaled ₱12.95 billion as of September 30, 2009 up by 67.3% from ₱7.74 billion as of December 31, 2008. The principal sources of cash were from operating and financing activities amounting to ₱17.45 billion and ₱6.04 billion, respectively. As of September 30, 2009, net cash used in investing activities amounted to ₱18.27 billion mainly for the Company's capital expenditure program. Our financial assets, including those held at fair value through profit and loss, available for sale investments and held-to-maturity investments, increased 20.4% from ₱15.21 billion as of December 31, 2008 to ₱18.31 billion as of September 30, 2009 mainly due to recovery in market value of these financial assets during the period.

Receivables - current dropped 0.9% from ₱21.58 billion as of December 31, 2008 to ₱21.38 billion as of September 30, 2009 due to lower trade receivables.

Inventories declined 7.6% to ₱10.95 billion as of September 30, 2009 from ₱11.85 billion as of December 31, 2008 mainly due to lower finished goods inventory of the petrochemicals business. Aside from this, raw materials, both on hand and in-transit of the food business also decreased during the period.

Derivative assets dropped to ₱659.19 million as of September 30, 2009 from ₱1.14 billion as of December 31, 2008 as the Group's cross currency swap transactions matured during the period.

Other current assets decreased 26.7% to ₱6.68 billion as of September 30, 2009 from ₱9.12 billion as of December 31, 2008 due to decline in balance of refundable deposits of the airline business. Aside from this, pre-delivery payment balance of ₱510.12 million as of December 31, 2008 has been used upon delivery of ATR aircrafts during the period.

Assets of disposal group classified as held for sale decreased to ₱113.65 million as of September 30, 2009 from ₱197.42 million as of December 31, 2008 due to impairment of certain portion of assets and net effect of foreign currency translation.

Investments in associates and joint ventures increased 10.5% due to increase in equity ownership in UIC during the period and higher peso-translated value of foreign-denominated investments.

Property, plant and equipment rose to ₱130.46 billion as of September 30, 2009, from ₱121.92 billion in December 31, 2008 mainly due to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Investment properties increased 15.2% from ₱27.69 billion in December 31, 2008 to ₱31.91 billion in September 30, 2009 mainly due to adoption of revised PAS 40, wherein the Company's assets which are being constructed or developed for future use has been reclassified from construction in progress to this account.

Other noncurrent assets decreased 24.6% from ₱6.44 billion in December 31, 2008 to ₱4.86 billion as of September 30, 2009 mainly due to drop in security deposits.

Accounts payable and accrued expenses increased 7.8% from ₱27.31 billion as of year-end 2008 to ₱29.44 billion due to higher level of accrued expenses mainly related to advertising and promotions of the food and mobile businesses.

Short-term debt dropped 26.5% from ₱25.14 billion as of December 31, 2008 to ₱18.48 billion as of September 30, 2009 due to settlement of loans/trust receipts by the food and the real estate businesses upon their issuance of peso bonds.

Derivative liabilities, including noncurrent portion, dropped by 70.0% to ₱886.02 million as of September 30, 2009 from ₱2.96 billion in December 31, 2008 mainly due to settlement of air transportation's fuel hedges.

Income tax payable increased 92.5% to ₱563.91 million as of September 30, 2009 from ₱293.0 million as of December 31, 2008 mainly due to higher level of the real estate business' interim tax payable.

Other current liabilities increased 22.3% to ₱5.67 billion as of September 30, 2009 from ₱4.64 billion as of December 31, 2008 due to higher level of unearned revenue of the airline business.

Long-term debt, including current portion, increased by 19.3% from ₱76.94 billion as of December 31, 2008 to ₱91.77 billion mainly due to issuance of fixed term peso notes and bonds by the foods and real estate businesses, respectively.

Stockholders' equity (equity attributable to parent) grew to ₱80.76 billion as of September 30, 2009 from ₱72.91 billion at the end of 2008. Minority interest reached ₱22.22 billion, bringing our total equity to ₱102.98 billion. Book value per share improved from ₱10.73 per share as of December 31, 2008 to ₱11.88 per share as of September 30, 2009.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of September 30, 2009 and December 31, 2008 and for the nine months ended September 30, 2009 and 2008:

Key Financial Indicators	2009	2008
Revenues	P78,534 million	P70,365 million
EBIT	P10,550 million	P7,544 million
Core EBITDA	P18,854 million	P14,777 million
Current ratio	1.19	1.01
Gearing ratio	1.07	1.12
Net debt to equity ratio	0.82	0.93
Book value per share	11.88	10.73

The manner by which the Company calculates the above key performance indicators for both year-end 2009 and 2008 is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, investment income from banking business and equity in net earnings
EBIT	=	Operating income
EBITDA	=	Operating income add back depreciation and amortization expense.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Total Equity.
Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB's Cash and AFS investments) over Total Equity.
Book value per share	=	Stockholders' Equity (Equity attributable to parent) over outstanding number of common shares

As of September 30, 2009, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations. However, due to the highly volatile nature of the global financial markets and the foreign exchange market given the economic downturn the world is experiencing, there is no assurance that the Company's as well as the Group's operations will not be affected materially. The Company has been taking calculated measures and initiatives to cushion any negative impact.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:



JAMES L. GO
Chairman and Chief Executive Officer
Date 11-13-2009



LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date: 11-13-2009



CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11-13-2009

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands)

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 7)	**P12,953,619**	P7,742,096
Derivative financial instruments (Note 10)	**659,187**	1,138,165
Financial assets at fair value through profit or loss	**8,151,354**	6,033,611
Available-for-sale investments	**9,651,739**	8,665,395
Receivables - current portion (Note 8)	**21,378,975**	21,580,597
Inventories (Note 9)	**10,948,678**	11,851,297
Biological assets - current portion	**926,923**	1,052,544
Other current assets	**6,678,103**	9,115,653
	71,348,578	67,179,358
Assets of disposal group classified as held for sale	**113,652**	197,417
Total Current Assets	**71,462,230**	67,376,775
Noncurrent Assets		
Held-to-maturity investments	**503,749**	512,770
Investments in associates and joint ventures	**27,794,807**	25,145,714
Property, plant and equipment	**130,460,291**	121,915,402
Investment properties	**31,907,770**	27,689,329
Goodwill	**890,375**	890,375
Biological assets - net of current portion	**453,573**	390,715
Intangible assets	**868,051**	871,090
Other noncurrent assets (Note 8)	**4,862,064**	6,445,317
Total Noncurrent Assets	**197,740,680**	183,860,712
	P269,202,910	P251,237,487
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt (Note 12)	**P18,485,402**	P25,136,599
Accounts payable and accrued expenses (Note 11)	**29,440,374**	27,309,388
Derivative financial instruments (Note 10)	**215,511**	2,091,010
Other current liabilities	**5,669,870**	4,636,811
Income tax payable	**563,907**	293,005
Current portion of long-term debt (Note 13)	**5,433,374**	4,914,813
Cumulative redeemable preferred shares (Note 14)	**-**	2,107,819
	59,808,438	66,489,445
Liabilities directly associated with assets classified as held for sale	**856**	8,727
Total Current Liabilities	**59,809,294**	66,498,172

(Forward)

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 13)	**86,333,772**	72,024,713
Deferred tax liabilities	**4,823,894**	4,990,340
Other noncurrent liabilities	**15,255,808**	15,062,122
Total Noncurrent Liabilities	**106,413,474**	92,077,175
Total Liabilities	**166,222,768**	158,575,347
Equity		
Equity attributable to equity holders of the Parent Company: (Note 15)		
Paid-up capital	**12,856,988**	12,856,988
Retained earnings	**70,305,754**	64,646,858
Other reserves	**(1,678,710)**	(3,870,348)
Treasury shares	**(721,848)**	(721,848)
	80,762,184	72,911,650
Minority interest	**22,217,958**	19,750,490
Total Equity	**102,980,142**	92,662,140
	P269,202,910	P251,237,487

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended September 30		Nine Months Ended September 30	
	2009	2008 (As Restated)	**2009**	2008 (As Restated)
REVENUE				
Sale of goods and services:				
Foods	**P11,945,492**	P11,238,428	**P37,631,809**	P32,392,483
Air transportation	**4,835,440**	4,587,890	**16,221,751**	13,976,504
Telecommunications	**3,585,528**	2,793,008	**10,279,031**	7,717,934
Real estate and hotels	**2,588,719**	2,794,562	**7,472,357**	7,774,299
Petrochemicals	**1,496,557**	2,430,301	**3,609,039**	6,284,847
Banking	**284,591**	235,950	**806,277**	725,983
Equity in net income of associates and joint ventures	**851,671**	581,272	**2,514,084**	1,492,893
	25,587,998	24,661,411	**78,534,348**	70,364,943
COST OF SALES AND SERVICES	**15,759,565**	17,005,572	**47,445,002**	46,236,736
GROSS INCOME	**9,828,433**	7,655,839	**31,089,346**	24,128,207
General and administrative expenses	**6,725,418**	5,698,079	**19,934,705**	16,344,398
Impairment losses and others	**107,054**	144,175	**604,460**	239,940
OTHER OPERATING EXPENSES	**6,832,472**	5,842,254	**20,539,165**	16,584,338
OPERATING INCOME	**2,995,961**	1,813,585	**10,550,181**	7,543,869
Financing costs and other charges	**(1,838,534)**	(1,517,952)	**(5,124,910)**	(4,274,458)
Market valuation gain (loss) on financial assets at fair value through profit or loss	**1,216,327**	(1,247,010)	**1,722,837**	(2,602,322)
Market valuation gain (loss) on derivative financial instruments	**(67,292)**	(363,078)	**208,397**	(792,401)
Foreign exchange gain (loss)	**926,310**	(424,438)	**(135,435)**	(3,061,367)
Interest income	**356,039**	804,449	**1,299,698**	1,976,440
Others	**176,690**	488,044	**275,058**	1,240,610
INCOME BEFORE TAX	**3,765,501**	(446,400)	**8,795,826**	30,371
PROVISION FOR INCOME TAX	**314,733**	164,454	**689,712**	530,693
INCOME (LOSS) AFTER INCOME TAX FROM CONTINUING OPERATIONS	**3,450,768**	(610,854)	**8,106,114**	(500,322)
INCOME (LOSS) AFTER INCOME TAX FROM DISCONTINUED OPERATIONS	**-**	22,599	**-**	100,900
NET INCOME	**3,450,768**	(588,255)	**8,106,114**	(399,422)
OTHER COMPREHENSIVE INCOME				
Cumulative translation adjustments	**305,834**	(548,351)	**427,103**	287,855
Net unrealized gain (loss) on available-for-sale investments	**476,924**	(1,147,324)	**1,906,746**	(1,134,773)
Net unrealized gain (loss) from cash flow hedges	**(272,239)**	(219,327)	**195,156**	(100,228)
Net unrealized gain (loss) on available-for-sale investments of associates and joint ventures	**(26)**	788	**3,080**	1,575
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	**510,493**	(1,914,214)	**2,532,085**	(945,571)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	**P3,961,261**	(P2,502,469)	**P10,638,199**	(P1,344,993)

(Forward)

	Quarters Ended September 30		Nine Months Ended September 30	
	2009	2008 (As Restated)	2009	2008 (As Restated)
NET INCOME (LOSS) ATTRIBUTABLE TO:				
Equity holders of the Parent Company	**P2,252,757**	(P520,732)	**P5,862,812**	P108,882
Minority interest	**1,198,011**	(67,523)	**2,243,302**	(508,304)
	P3,450,768	(P588,255)	**P8,106,114**	(P399,422)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:				
Equity holders of the Parent Company	**P2,948,000**	(P2,141,399)	**P8,054,449**	(P541,683)
Minority interest	**1,013,261**	(361,070)	**2,583,750**	(803,310)
	P3,961,261	(P2,502,469)	**P10,638,199**	(P1,344,993)
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY				
Basic/diluted earnings per share (Note 16)	**P0.33**	(P0.08)	**P0.86**	P0.02
Basic/diluted earnings per share from continuing operations	**P0.33**	(P0.08)	**P0.86**	P0.00

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Certain accounts for the period September 30, 2008 have been restated to conform with the presentation of December 31, 2008 audited financial statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2009 and 2008

(In Thousands)

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY													
	Paid-up Capital			Retained Earnings			Other Reserves							
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain (Loss) on Available--for-Sale Investments	Net Unrealized Gain (Loss) on Reserves (Note 10)	Total Other Reserves	Treasury Shares	Total	MINORITY INTEREST	TOTAL EQUITY
Balance at January 1, 2009	**P6,895,274**	**P5,961,714**	**P12,856,988**	**P56,646,858**	**P8,000,000**	**P64,646,858**	**(P1,665,749)**	**(P1,338,928)**	**(P865,670)**	**(P3,870,347)**	**(P721,848)**	**P72,911,651**	**P19,750,490**	**P92,662,141**
Net income	-	-	-	**5,862,812**	-	**5,862,812**	-	-	-	-	-	**5,862,812**	**2,243,302**	**8,106,114**
Other comprehensive income	-	-	-	-	-	-	**426,578**	**1,569,903**	**195,156**	**2,191,637**	-	**2,191,637**	**340,448**	**2,532,085**
Total income (loss) for the period	-	-	-	**5,862,812**	-	**5,862,812**	**426,578**	**1,569,903**	**195,156**	**2,191,637**	-	**8,054,449**	**2,583,750**	**10,638,199**
Cash dividends	-	-	-	**(203,916)**	-	**(203,916)**	-	-	-	-	-	**(203,916)**	-	**(203,916)**
Cash dividends paid to minority interest	-	-	-	-	-	-	-	-	-	-	-	-	**(482,049)**	**(482,049)**
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	**365,767**	**365,767**
Balance at September 30, 2009	**P6,895,274**	**P5,961,714**	**P12,856,988**	**P62,305,754**	**P8,000,000**	**P70,305,754**	**(P1,239,171)**	**P230,975**	**(P670,514)**	**(P1,678,710)**	**(P721,848)**	**P80,762,184**	**P22,217,958**	**P102,980,142**
Balance at January 1, 2008	P6,895,274	P5,961,714	P12,856,988	P57,546,119	P8,000,000	P65,546,119	(P1,617,354)	P710,537	-	(P906,817)	(P721,848)	P76,774,442	P22,613,781	P99,388,223
Net income	-	-	-	108,882	-	108,882	-	-	-	-	-	108,882	(508,304)	(399,422)
Other comprehensive income	-	-	-	-	-	-	261,961	(812,298)	(100,228)	(650,565)	-	(650,565)	(295,006)	(945,571)
Total income (loss) for the period	-	-	-	108,882	-	108,882	261,961	(812,298)	(100,228)	(650,565)	-	(541,683)	(803,310)	(1,344,993)
Cash dividends	-	-	-	(203,916)	-	(203,916)	-	-	-	-	-	(203,916)	-	(203,916)
Cash dividends paid to minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(1,157,210)	(1,157,210)
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(1,054,053)	(1,054,053)
Balance at September 30, 2008	P6,895,274	P5,961,714	P12,856,988	P57,451,085	P8,000,000	P65,451,085	(P1,355,393)	(P101,761)	(P100,228)	(P1,557,382)	(P721,848)	P76,028,843	P19,599,208	P95,628,051

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Nine Months Ended September 30	
	2009	2008 (As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax from continuing operations	**P8,795,825**	P30,371
Income before income tax from discontinued operations	**-**	100,900
Adjustments for:		
Depreciation and amortization	**8,303,034**	7,233,321
Interest expense	**4,914,203**	4,049,686
Interest income	**(1,299,698)**	(1,976,440)
Dividend income	**(125,328)**	(89,848)
Dividends on preferred shares	**147,736**	190,494
Equity in net income of associates and joint ventures	**(2,514,084)**	(1,492,893)
Provisions for impairment losses on:		
Receivables	**238,729**	110,374
AFS investments	**185,455**	129,566
Assets held for disposal	**92,149**	-
Inventory obsolescence and market decline	**88,127**	-
Loss arising from changes in fair value less estimated point-of-sale costs of swine stocks	**28,923**	30,762
Foreign exchange loss - net	**135,435**	3,061,367
Market valuation loss (gain) on derivative instruments	**(208,397)**	792,401
Market valuation loss (gain) on financial assets at fair value through profit or loss	**(1,722,837)**	2,602,322
Loss (gain) on sale of financial assets at fair value through profit and loss	**(750)**	3,964
Operating income before changes in operating accounts	**17,058,522**	14,776,347
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Financial assets at fair value through profit or loss	**(394,155)**	966,837
Derivative financial instruments	**(1,188,125)**	440,314
Receivables	**(35,111)**	(1,940,794)
Inventories	**814,492**	(5,902,445)
Other current assets	**1,946,440**	(501,200)
Increase (decrease) in:		
Accounts payable and accrued expenses	**2,048,472**	860,810
Other current liabilities	**1,033,059**	943,367
Net cash generated from operations	**21,283,594**	9,643,236
Interest received	**1,297,701**	2,195,305
Interest paid	**(4,635,645)**	(4,310,686)
Dividends received	**125,328**	89,848
Income taxes paid	**(624,525)**	(396,010)
Net cash provided by operating activities	**17,446,453**	7,221,693

(Forward)

	Nine Months Ended September 30	
	2009	2008 (As Restated)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in the amounts of:		
Available-for-sale investments	**(1,171,799)**	(98,744)
Held-to-maturity investments	**9,021**	(23,068)
Intangible assets	**(2,594)**	(572,367)
Other noncurrent assets	**(1,559,221)**	(1,484,091)
Biological assets	**(44,062)**	(294,564)
Investments in associates and joint ventures	**1,852,713**	(4,527,750)
Property, plant and equipment	**(15,673,205)**	(15,008,264)
Investment properties	**(1,684,424)**	(2,213,981)
Net cash used in investing activities	**(18,273,571)**	(24,222,829)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net availments (payments) of:		
Short-term debt	**(6,651,196)**	5,627,976
Long-term debt	**14,692,185**	7,348,360
Payment of cumulative redeemable preferred shares	**(2,107,819)**	-
Increase (decrease) in the amounts of:		
Other noncurrent liabilities	**232,956**	1,185,478
Minority interest in consolidated subsidiaries	**224,167**	(2,179,894)
Dividends paid on:		
Common shares	**(203,916)**	(203,916)
Preferred shares	**(147,736)**	(190,494)
Net cash provided by financing activities	**6,038,641**	11,587,510
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**5,211,523**	(5,413,626)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**7,742,096**	13,286,434
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P12,953,619**	P7,872,808

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Certain accounts for the period September 30, 2008 have been restated to conform with the presentation of December 31, 2008 audited financial statements.

1. Corporate Information

JG Summit Holdings, Inc. (the Parent Company) is incorporated in the Republic of the Philippines. The registered office address of the Parent Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Parent Company is the holding company of the JG Summit Group (the Group), with principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, banking and financial services, telecommunications, petrochemicals, air transportation and power generation.

The Group conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based. The Group also has branded food businesses in the People's Republic of China and in the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The principal activities of the Group are further described in Note 6, *Business Segment Information*, to the consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss (FVPL), available-for-sale (AFS) investments and derivative financial instruments that have been measured at fair value, and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso. The functional and presentation currency of the Parent Company and its Philippine subsidiaries (except certain consolidated foreign subsidiaries) is the Philippine Peso (see further discussion under Foreign Currency Translation/Transactions section).

Statement of Compliance

The consolidated financial statements of the Group have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

The consolidated financial statements include the financial statements of the Parent Company and the following wholly and majority owned subsidiaries:

Companies	Country of Incorporation	Effective Percentage of Ownership 2009 Direct	2009 Indirect	2008 Direct	2008 Indirect
Food					
Universal Robina Corporation (URC) and Subsidiaries	Philippines*	**61.44**	**0.02**	60.26	0.02
Air Transportation					
Cebu Air, Inc. (CAI)	-do-	**100.00**		100.00	
CP Air Holdings, Inc. (CPAHI)	-do-	**100.00**		100.00	
Real Estate and Hotels					
Robinsons Land Corporation and Subsidiaries (RLC)	-do-	**60.01**		60.01	
Adia Development and Management Corporation	-do-	**100.00**		100.00	
Petrochemicals					
JG Summit Petrochemical Corporation (JGSPC)	-do-	**100.00**		82.28	
JG Summit Olefins Corporation	-do-	**100.00**		-	
Telecommunications					
Digital Telecommunications Phils., Inc. (Digitel) and Subsidiaries	-do-	**47.45**	**2.36**	47.45	2.35
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	**100.00**		100.00	
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Island	**100.00**		100.00	
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	British Virgin Islands	**100.00**		100.00	
JG Summit Limited (JGSL)	-do-	**100.00**		100.00	
Textiles					
Westpoint Industrial Mills Corporation	Philippines	**100.00**		100.00	
Litton Mills, Inc. (LMI)	-do-	**100.00**		100.00	
Supplementary Businesses					
Cebu Pacific Manufacturing Corporation	-do-	**100.00**		100.00	
Hello Snack Foods Corporation	-do-	**100.00**		100.00	
JG Cement Corporation	-do-	**100.00**		100.00	
Savannah Industrial Corporation	-do-	**100.00**		100.00	
Terai Industrial Corporation	-do-	**100.00**		100.00	
Unicon Insurance Brokers Corporation	-do-	**100.00**		100.00	
Premiere Printing Company, Inc.	-do-	**100.00**		100.00	

* *Certain URC subsidiaries are located in other countries, such as China, Vietnam, Thailand, Malaysia, etc.*

Standing Interpretations Committee (SIC) 12, *Consolidation - Special Purpose Entities*, prescribes guidance on the consolidation of special purpose entities (SPE). Under SIC 12, an SPE should be consolidated when the substance of the relationship between a certain company and the SPE indicates that the SPE is controlled by the company. Control over an entity may exist even in cases where an enterprise owns little or none of the SPE's equity, such as when an entity retains majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. In accordance with SIC 12, the Group's consolidated financial statements include the accounts of Cebu Aircraft Leasing Limited (CALL) and IBON Leasing Limited (ILL). CALL and ILL are SPEs in which the Group does not have equity interest. CALL and ILL acquired the passenger aircraft for lease to CAI under a finance lease arrangement and funded the acquisitions through long-term debt.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances, including intercompany profits and unrealized profits and losses, are eliminated in the consolidation.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Under PFRS, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three (3) months.

Below are the subsidiaries with a different fiscal year from that of the Parent Company:

Subsidiaries	Fiscal Year
Food	
URC and Subsidiaries	September 30
Real Estate and Hotels	
RLC and Subsidiaries	-do-
Petrochemicals	
JGSPC	-do-
Textiles	
Westpoint Industrial Mills Corporation	-do-
LMI	-do-
Supplementary Businesses	
Cebu Pacific Manufacturing Corporation	-do-
Hello Snack Foods Corporation	-do-
JG Cement Corporation	-do-
Savannah Industrial Corporation	-do-

Any significant transactions or events that occur between the date of the subsidiaries' financial statements and the date of the Parent Company's financial statements are adjusted in the consolidated financial statements.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized in the consolidated statement of income on the date of acquisition.

Minority interests represent the portion of income or loss and net assets not held by the Group and are presented separately in the consolidated statement of income and within equity in the consolidated balance sheet, separately from the parent shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

Significant Accounting Policies

Foreign Currency Translation

Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the closing foreign exchange rate prevailing at the balance sheet date. All differences are taken to the consolidated statement of income. Nonmonetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the dates of initial transactions. Nonmonetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As of reporting date, the assets and liabilities of foreign subsidiaries are translated into the presentation currency of the Group using the closing foreign exchange rate prevailing at balance sheet date, and their respective statement of income are translated at the monthly weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the consolidated statement of income.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of placement, and that are subject to an insignificant risk of changes in value.

Recognition of Financial Instruments

Date of recognition

Financial instruments within the scope of PAS 39 are recognized in the consolidated balance sheet, when the Group becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date. Derivatives are recognized on trade date basis.

Initial recognition of financial instruments
Financial instruments are recognized initially at fair value. Except for financial instruments designated at FVPL, the initial measurement of financial assets includes transaction costs. The Group classifies its financial assets into the following categories: financial assets at FVPL, HTM investments, AFS investments, and loans and receivables. The Group classifies its financial liabilities into financial liabilities at FVPL and other financial liabilities at amortized cost. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market. Management determines the category of its investments at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Determination of fair value
The fair value for financial instruments traded in active markets at the balance sheet date is based on their quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and ask prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances, since the time of the transaction.

For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models and other relevant valuation models.

Day 1 difference
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 difference) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where variables used are made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the Day 1 difference amount.

Financial assets and financial liabilities at FVPL
Financial assets and financial liabilities at FVPL include financial assets and financial liabilities held for trading purposes, derivative financial instruments or those designated upon initial recognition at FVPL.

Financial assets and liabilities are classified as held for trading if they are acquired for the purpose of selling and repurchasing in the near term.

Derivatives are also classified under financial asset or liabilities at FVPL, unless they are designated as hedging instruments in an effective hedge.

Financial assets or liabilities may be designated by management on initial recognition as at FVPL when any of the following criteria are met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis;
- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or
- the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Financial assets and financial liabilities at FVPL are recorded in the consolidated balance sheet at fair value. Changes in fair value are reflected in the consolidated statement of income under Market Valuation Gain (Loss) on Financial Assets at FVPL. Interest earned or incurred is recorded in interest income or expense, respectively, while dividend income is recorded in other operating income according to the terms of the contract, or when the right to receive payment has been established.

The Group's financial assets at FVPL consist of private bonds, government securities, equity securities and derivative financial instruments.

Derivatives recorded at FVPL
The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes. Such derivative financial instruments (including bifurcated embedded derivatives) are initially recorded at fair value on the date at which the derivative contract is entered into or bifurcated and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair values of derivatives (except those accounted for as accounting hedges) are taken directly to the consolidated statement of income as Market Valuation Gain (Loss) on Derivative Financial Instruments. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair values of the Group's derivative instruments are calculated by using certain standard valuation methodologies and quotes obtained from third parties.

For the purpose of hedge accounting, hedges are classified primarily as either: (a) a hedge of the fair value of an asset, liability or a firm commitment (fair value hedge); (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge); or (c) a hedge of a net investment in a foreign operation (net investment hedge). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

The Group applied cash flow hedge accounting treatment on certain currency swap and interest rate swap transactions.

Hedge accounting
At the inception of a hedging relationship, the Group documents the relationship between the hedging instruments and the hedged items, including the nature of the risk, its risk management objective, its strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship. The Group also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized as gain or loss on cash flow hedges in equity. Any gain or loss in fair value relating to an ineffective portion is recognized immediately in the consolidated statement of income.

Amounts accumulated in equity are recycled to the consolidated statement of income in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity is eventually recognized in the consolidated statement of income.

Hedge effectiveness testing
To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness), and demonstrate actual effectiveness (retrospective effectiveness) on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method that the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. The Group applies the dollar-offset method using hypothetical derivatives in performing hedge effectiveness testing. For actual effectiveness to be achieved, the changes in fair value or cash flows must offset each other in the range of 80 to 125 per cent. Any hedge ineffectiveness is recognized in the consolidated statement of income. .

Embedded derivatives
Embedded derivatives are bifurcated from their host contracts, when the following conditions are met: (a) the entire hybrid contracts (composed of both the host contract and the embedded derivative) are not accounted for as financial assets at FVPL; (b) when their economic risks and characteristics are not closely related to those of their respective host contracts; and (c) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

The Group assesses whether embedded derivatives are required to be separated from the host contracts when the Group first becomes a party to the contract. Reassessment of embedded derivatives is only done when there are changes in the contract that significantly modifies the contractual cash flows that would otherwise be required.

The Group has certain derivatives that are embedded in nonfinancial host contracts (such as purchase orders, network contracts and service agreements). These embedded derivatives include foreign currency-denominated derivatives in purchase orders and certain network and service agreements. The fair value changes are recognized directly in the consolidated statement of income under Market Valuation Gain (Loss) on Derivative Financial Instruments.

HTM investments
HTM investments are quoted nonderivative financial assets with fixed or determinable payments and fixed maturities which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these investments are subsequently measured at amortized cost using the effective interest method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate (EIR). Gains and losses are recognized in the consolidated statement of income when the HTM investments are derecognized and impaired, as well as through the amortization process. The effects of restatement of foreign currency-denominated HTM investments are recognized in the consolidated statement of income.

The Group's HTM investments consist of government securities, treasury notes and private bonds.

Loans and receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments and fixed maturities that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method, less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the EIR and transaction costs. The amortization is included under Interest Income in the consolidated statement of income. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are classified as current assets if maturity is within 12 months from the balance sheet date. Otherwise, these are classified as noncurrent assets.

This accounting policy applies primarily to the Group's receivables, and certain refundable security deposits.

AFS investments
AFS investments are those nonderivative investments which are designated as such or do not qualify to be classified as designated financial assets or financial liabilities at FVPL, HTM investments or loans and receivables. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions.

After initial measurement, AFS investments are subsequently measured at fair value. The effective yield component of AFS debt securities, as well as the impact of restatement on foreign currency-denominated AFS debt securities, is reported in the consolidated statement of income. The unrealized gains and losses arising from the fair valuation of AFS investments are excluded, net of tax, from reported earnings and are reported under Other Reserves in the equity section of the consolidated balance sheet as Net Unrealized Gain (Loss) on AFS Investments.

When the security is disposed of, the cumulative gain or loss previously recognized in equity is recognized in the consolidated statement of income. Interest earned on holding AFS investments are reported as interest income using the effective interest method. Where the Group holds more

than one investment in the same security, these are deemed to be disposed of on a first-in, first-out basis. Dividends earned on holding AFS investments are recognized in the consolidated statement of income when the right to receive payment has been established. The losses arising from impairment of such investments are recognized under Impairment Losses and Others in the consolidated statement of income.

AFS investments are included in current assets if management intends to sell these financial assets within 12 months from balance sheet date. Otherwise, these are classified as noncurrent assets.

The Group's AFS investments consist of government securities, private bonds and equity securities.

Other financial liabilities
Issued financial instruments or their components, which are not designated at FVPL, are classified as other financial liabilities where the substance of the contractual arrangement results in the Group having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premium on the issue and fees and debt issue costs that are an integral part of the EIR. Any effects of restatement of foreign currency-denominated liabilities are recognized in the consolidated statement of income.

Debt issuance costs are amortized using the effective interest method and unamortized debt issuance costs are offset against the related carrying value of the loan in the consolidated balance sheet. When a loan is paid, the related unamortized debt issuance costs at the date of repayment are charged against current operations (see accounting policy on Financial Instruments).

This accounting policy applies primarily to the Group's short-term and long-term debt, accounts payable and accrued expenses and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable and pension liabilities).

Reclassification of Financial Assets
A financial asset is reclassified out of the financial assets at FVPL category when the following conditions are met:

- the financial asset is no longer held for the purpose of selling or repurchasing it in the near term; and
- there is a rare circumstance.

The Group may also reclassify AFS investment to the HTM investment category when there is a change of intention and the Group has the ability to hold the financial asset until maturity.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets

reclassified to loans and receivables and HTM investments categories are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.

Classification of Financial Instruments Between Debt and Equity
A financial instrument is classified as debt, if it provides for a contractual obligation to:

- deliver cash or another financial asset to another entity; or
- exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or
- satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Group does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount, after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

Cumulative redeemable preferred shares
Cumulative redeemable preferred shares that exhibit characteristics of a liability are recognized as a liability in the consolidated balance sheet. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. Upon issuance, cumulative redeemable preferred shares are carried as a noncurrent liability on the amortized cost basis until extinguished on redemption.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost
If there is objective evidence that an impairment loss on a financial asset carried at amortized cost (i.e., receivables or HTM investments) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original EIR. The carrying amount of the asset is reduced through the use of an allowance account. The loss is recognized in the consolidated statement of income as Impairment Losses and Others. The asset, together with the associated allowance accounts, is written-off when there is no realistic prospect of future recovery.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

The Group performs a regular review of the age and status of these accounts, designed to identify accounts with objective evidence of impairment and provide the appropriate allowance for impairment loss. The review is accomplished using a combination of specific and collective assessment approaches, with the impairment loss being determined for each risk grouping identified by the Group.

AFS investments
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as AFS investments, this would include a significant or prolonged decline in the fair value of the investments below its cost. Where there is evidence of impairment, the cumulative loss which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of Interest Income in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Derecognition of Financial Instruments

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of ownership and retained control of the asset, or (b) has neither transferred nor retained the risks and rewards of the asset but has transferred the control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting Financial Instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements; thus, the related assets and liabilities are presented gross in the consolidated balance sheet.

Inventories

Inventories, including work-in-process, are valued at the lower of cost and net realizable value (NRV). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. NRV for materials, spare parts and other supplies represents the related replacement costs. In determining the NRV, the Group deducts from cost 100% of the carrying value of slow moving items and nonmoving items for more than one year. Cost is determined using the moving average method.

When inventories are sold, the carrying amounts of those inventories are recognized under Impairment Losses and Others in the consolidated statement of income in the period when the related revenue is recognized. The amount of any write-down of inventories to NRV and all losses on inventories shall be recognized in Impairment Losses and Others in the consolidated statement of income in the period the write-down or loss was incurred. The amount of any reversal of any write-down of inventories, arising from an increase in NRV, shall be recognized as a reduction to Cost of Sales and Services in the period where the reversal was incurred.

Some inventories may be allocated to other asset accounts, for example, inventory used as a component of a self-constructed property, plant or equipment. Inventories allocated to another asset in this way are recognized as an expense during the useful life of that asset.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods, work-in-process, raw materials and packaging materials
Cost is determined using the average method. Finished goods and work-in-process include direct materials and labor and a proportion of manufacturing overhead costs based on actual goods processed and produced, but excluding borrowing costs.

Subdivision land and condominium and residential units for sale
Subdivision land, condominium and residential units for sale are carried at the lower of cost and NRV. Cost includes costs incurred for development and improvement of the properties and interest costs on loans directly attributable to the projects which were capitalized during construction.

Materials in-transit
Cost is determined using the specific identification basis.

Spare parts and other supplies
Cost is determined using the first-in, first-out method.

Assets Held for Sale
The Group classifies assets as held for sale (disposal group) when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. Furthermore, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The related results of operations and cash flows of the disposal group that qualify as discontinued operations are separated from the results of those that would be recovered principally through continuing use, and the prior years' consolidated statement of income and consolidated statement of cash flows are represented. Results of operations and cash flows of the disposal group that qualify as discontinued operations are presented in the consolidated statement of income and consolidated statement of cash flows as items associated with discontinued operations.

Investment Properties
Investment properties consist of properties that are held to earn rentals or for capital appreciation or both, and those which are not occupied by entities in the Group. Investment properties, except for land, are carried at cost less accumulated depreciation and impairment loss, if any. Land is carried at cost less impairment loss, if any. Investment properties are measured initially at cost, including transaction costs. Transaction costs represent nonrefundable taxes such as capital gains tax and documentary stamp tax that are for the account of the Group. An investment property acquired through an exchange transaction is measured at fair value of the asset acquired unless the fair value of such an asset cannot be measured in which case the investment property acquired is

measured at the carrying amount of asset given up. Foreclosed properties are classified under investment properties on foreclosure date.

The Group's investment properties are depreciated using the straight-line method over their estimated useful lives (EUL) as follows:

Land improvements	10 years
Buildings and building improvements	10 to 20 years
Theater furniture and equipment	5 years

The depreciation and amortization method and useful life are reviewed periodically to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of investment properties.

Investment properties are derecognized when either they have been disposed of or when the investment properties are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gains or losses on the retirement or disposal of investment properties are recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by the end of owner occupation, commencement of an operating lease to another party or by the end of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner occupation or commencement of development with a view to sale.

For a transfer from investment property to owner-occupied property to inventories, the deemed cost of the property for subsequent accounting is its fair value at the date of change in use. If the property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under the Property, Plant and Equipment account up to the date of change in use. When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at that date and its previous carrying amount is recognized in the consolidated statement of income.

Investments in Associates and Joint Ventures

An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The Group also has interests in joint ventures which are jointly controlled entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

The Group's investments in its associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investments in associates and joint ventures are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share in the net assets of the associates and joint ventures. The consolidated statement of income reflects the share of the results of operations of the associates and joint ventures. Where there has been a change recognized directly in the investees' equity, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity.

Profits and losses arising from transactions between the Group and the associate are eliminated to the extent of the interest in the associates and joint ventures.

The Group's investments in certain associates and joint ventures include goodwill on acquisition, less any impairment in value. Goodwill relating to an associate or joint venture is included in the carrying amount of the investment and is not amortized.

The investee companies' accounting policies conform to those used by the Group for like transactions and events in similar circumstances, except for UICL, in which fair value method was used for investment properties in its separate financial statements, while cost method was used for purposes of the consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment, except land which is stated at cost less any impairment in value, are carried at cost less accumulated depreciation, amortization and impairment loss, if any.

The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Cost also includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property, plant and equipment to the extent incurred during the period of installation and construction; and (b) asset retirement obligation (ARO) relating to property, plant and equipment installed/constructed on leased properties or leased aircraft.

Subsequent replacement costs of parts of the property, plant and equipment are capitalized when the recognition criteria are met. Significant refurbishments and improvements are capitalized when it can be clearly demonstrated that the expenditures have resulted in an increase in future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond the originally assessed standard of performance. Costs of repairs and maintenance are charged as expense when incurred.

Foreign exchange differentials arising from the acquisition of property, plant and equipment are charged against current operations and are no longer capitalized.

Depreciation and amortization of property, plant and equipment commence, once the property, plant and equipment are available for use, and are computed using the straight-line method over the EUL of the assets, regardless of utilization.

The EUL of property, plant and equipment of the Group follow:

	EUL
Land improvements	10 to 20 years
Building and improvements	10 to 30 years
Machinery and equipment	4 to 15 years
Telecommunications equipment:	
Tower	20 years
Switch	10 to 20 years
Outside plant facilities	10 to 20 years
Distribution dropwires	5 years
Cellular facilities and others	3 to 20 years
Investments in cable systems	15 years
Assets under lease	15 years
Passenger aircraft*	15 years
Other flight equipment	5 years
Transportation, furnishing and other equipment	3 to 5 years

** With 15% residual value after 15 years*

Prior to 2008, the EUL of the tower, switch and cellular facilities and others are 15 years, 10 to 15 years and 3 to 10 years, respectively.

The asset's useful lives and methods of depreciation and amortization are reviewed periodically to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Leasehold improvements are amortized over the shorter of their EUL or the remaining lease terms.

Construction in-progress is stated at cost. This includes cost of construction and other direct costs. Borrowing costs that are directly attributable to the construction of property and equipment are capitalized during the construction period. Construction in-progress is not depreciated until such time as the relevant assets are completed and put into operational use. Assets under construction are transferred to the investment properties account or reclassified to a specific category of property, plant and equipment when the construction and other related activities necessary to prepare the properties for their intended use are completed and the properties are available for service.

Construction in-progress are transferred to the related Property, Plant and Equipment account when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use are completed, and the property, plant and equipment are ready for service.

Major spare parts and stand-by equipment items that the Group expects to use over more than one period and can be used only in connection with an item of property, plant and equipment are accounted for as property, plant and equipment. Depreciation and amortization on these major spare parts and stand-by equipment commence once these have become available for use (i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by the Group).

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated statement of income, in the year the item is derecognized.

The assets' residual values, useful lives and methods of depreciation and amortization are reviewed and adjusted, if appropriate, at each financial year-end.

ARO
The Group is legally required under various lease contracts to restore certain leased properties and leased aircraft to their original condition and to bear the cost of any dismantling and deinstallation at the end of the contract period. The Group recognizes the present value of these costs, and depreciates such on a straight-line basis over the EUL of the related property, plant and equipment or the contract period, whichever is shorter, or is written-off as a result of impairment of the related Property, Plant and Equipment account.

Borrowing Costs
Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress, and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Interest expense on loans is recognized using the effective interest method over the term of the loans.

Goodwill
Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill acquired in a business combination from the acquisition date is allocated to each of the Group's cash-generating units, or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with PAS 14, *Segment Reporting*.

Following initial recognition, goodwill is measured at cost, less any accumulated impairment loss. Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (see Impairment of Nonfinancial Assets).

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the costs of the business combination, the acquirer shall recognize immediately in the consolidated statement of income any excess remaining after reassessment.

Biological Assets

The biological assets of the Group are divided into two major categories with sub-categories as follows:

Swine livestock	- Breeders (livestock bearer) - Sucklings (breeders' offspring) - Weanlings (comes from sucklings intended to be breeders or to be sold as fatteners) - Fatteners/finishers (comes from weanlings unfit to become breeders; intended for the production of meat)
Poultry livestock	- Breeders (livestock bearer) - Chicks (breeders' offspring intended to be sold as breeders)

A biological asset shall be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs, except for a biological asset where fair value is not clearly determinable. Agricultural produce harvested from an entity's biological assets shall be measured at its fair value less estimated point-of-sale costs.

The Group is unable to measure fair values reliably for its poultry livestock breeders in the absence of: (a) available market-determined prices or values; and (b) alternative estimates of fair values that are determined to be clearly reliable; thus, these biological assets are measured at cost less accumulated depreciation and impairment loss, if any. However, once the fair values become reliably measurable, the Group measures these biological assets at their fair values less estimated point-of-sale costs.

Agricultural produce is the harvested product of the Group's biological assets. A harvest occurs when agricultural produce is either detached from the bearer biological asset or when the asset's life processes of the agricultural produce ceases. A gain or loss arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs shall be included in the consolidated statement of income in the period in which it arises. The agricultural produce in swine livestock is the suckling that transforms into weanling then into fatteners/finishers, while the agricultural produce in poultry livestock is the hatched chick.

Biological assets at cost

The cost of an item of biological asset comprises its purchase price and any costs attributable in bringing the biological asset to its location and conditions intended by management.

Depreciation (included under Cost of Sales and Services in the consolidated statement of income) is computed using the straight-line method over the EUL of the biological assets, regardless of utilization. The EUL of biological assets is reviewed annually based on expected utilization as anchored on business plans and strategies that considers market behavior to ensure that the period of depreciation is consistent with the expected pattern of economic benefits from items of biological assets. The EUL of biological assets ranges from two to three years.

The carrying values of biological assets are reviewed for impairment, when events or changes in the circumstances indicate that the carrying values may not be recoverable (see further discussion under Impairment of Nonfinancial Assets).

Biological assets carried at fair values less estimated point-of-sale costs
Swine weanlings and fatteners/finishers are measured at their fair values less point-of-sale costs. The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market.

A gain or loss on initial recognition of a biological asset at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs of a biological asset is included in the consolidated statement of income in the period in which it arises.

Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment loss, if any.

The EUL of intangible assets are assessed to be either finite or indefinite.

The useful lives of intangible assets with finite lives are assessed at the individual asset level. Intangible assets with finite lives are amortized on a straight-line basis over their useful lives.

The period and the method of amortization of an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the EUL or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recognized under Cost of Sales and Services and General and Administrative Expenses in the consolidated statement of income in the expense category consistent with the function of the intangible asset. Intangible assets with finite lives are assessed for impairment, whenever there is an indication that the intangible assets may be impaired.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level (see further discussion under Impairment of Nonfinancial Assets). Such intangibles are not amortized. The intangible asset with an indefinite useful life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Costs incurred to acquire computer software (not an integral part of its related hardware) and bring it to its intended use are capitalized as intangible assets. Costs directly associated with the development of identifiable computer software that generate expected future benefits to the Group are recognized as intangible assets. All other costs of developing and maintaining computer software programs are recognized as expense when incurred.

A gain or loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the intangible asset and is recognized in the consolidated statement of income when the asset is derecognized.

A summary of the policies applied to the Group's intangible assets follow:

	Technology Licenses	Branch Licenses	Product Formulation	Software Costs	Trademarks	
EUL	Finite (12 to 13.75 years)	Indefinite	Indefinite	Finite (5 years)	Finite (4 years)	Indefinite
Amortization method used	Amortized on a straight-line basis over the EUL of the license	No amortization	No amortization	Amortized on a straight-line basis over the EUL of the license	Amortized on a straight-line basis over the EUL of the trademark	No amortization
Internally generated or acquired	Acquired	Acquired	Acquired	Acquired	Acquired	Acquired

Deferred Subscriber Acquisition and Retention Costs

Subscriber acquisition costs primarily include handset and phonekit subsidies. Handset and phonekit subsidies represent the difference between the cost of handsets, accessories and SIM cards (included under Cost of Sales and Services in the consolidated statement of income), and the price offered to the subscribers (included under Sale of Telecommunications Services in the consolidated statement of income). Retention costs for existing postpaid subscribers are in the form of free handsets.

Subscriber acquisition and retention costs pertaining to postpaid subscription are deferred and amortized over the base contract period, which ranges from 18 to 24 months from the date in which they are incurred. Deferred subscriber acquisition and retention costs are shown under Other Noncurrent Assets account in the consolidated balance sheet. The related amortization of subscriber acquisition costs is included under Cost of Sales and Services in the consolidated statement of income.

The Group performs an overall realizability test, in order to support the deferral of the subscriber acquisition costs. An overall realizability test is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. Costs are deferred and amortized, if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue-producing contract which exists to provide a basis for recovery of incremental direct costs.

Impairment of Nonfinancial Assets

This accounting policy applies primarily to the Group's property, plant and equipment, investment properties, investments in associates and joint ventures, goodwill and other intangible assets, biological assets and deferred subscriber acquisition and retention costs.

The Group assesses at each reporting date whether there is an indication that its nonfinancial assets may be impaired. When an indicator of impairment exists or when an annual impairment testing for an asset is required, the Group makes a formal estimate of recoverable amount. Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is assessed as part of the cash-generating unit to which it belongs. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit).

Impairment losses of continuing operations are recognized under Impairment Losses and Others in the consolidated statement of income.

For property, plant and equipment, investment properties and deferred subscriber acquisition and retention cost, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such a reversal, the depreciation expense is adjusted in future years to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill
Goodwill is reviewed for impairment, annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount to which goodwill has been allocated, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative fair values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets
Intangible assets are tested for impairment annually, either individually or at the cash-generating level, as appropriate.

Biological assets at cost
The carrying values of biological assets are reviewed for impairment when events or changes in the circumstances indicate that the carrying values may not be recoverable.

Investments in associates and joint ventures
After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group's investments in associates and joint ventures. If this is the case, the Group calculates the amount of impairment as being the difference between the fair value of the associate or joint venture and the acquisition cost and recognizes the amount as Impairment Losses and Others in the consolidated statement of income.

<u>Treasury Shares</u>
Treasury shares are recorded at cost and are presented as a deduction from equity. When the shares are retired, the capital stock account is reduced by its par value. The excess of cost over par value upon retirement is debited to the following accounts in the order given: (a) additional paid-in

capital to the extent of the specific or average additional paid-in capital when the shares were issued, and (b) retained earnings. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Revenue and Cost Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from sale of goods is recognized upon delivery, when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, net of any trade discounts, prompt payment discounts and volume rebates.

Rendering of air transportation services

Passenger ticket and cargo waybill sales are initially recorded as unearned revenue (included under Other Current Liabilities in the consolidated balance sheet) until recognized as Revenue in the consolidated statement of income, when the transportation service is rendered.

The related commission is recognized as expense in the same period when the transportation service is provided. The amount of commission not yet recognized as expense is recorded as a prepayment under Other Current Assets in the consolidated balance sheet.

Revenue from in-flight sales and other services are recognized when the goods are delivered or the services are carried out.

Rendering of telecommunications services

Revenue from telecommunications services includes the value of all telecommunications services provided, net of free usage allocations and discounts. Revenue is recognized when earned, and is net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection and settlement agreements.

Revenue is stated at amounts billed or invoiced and accrued to subscribers or other carriers and content providers, taking into consideration the bill cycle cut-off (for postpaid subscribers), and charges against preloaded airtime value (for prepaid subscribers), and excludes valued-added tax (VAT) and overseas communication tax.

The Group's service revenue includes the revenue earned from subscribers and traffic. With respect to revenue earned from subscribers, revenue principally consists of: (1) per minute airtime and toll fees for local, domestic and international long distance calls in excess of free call allocation, less prepaid reload discounts and interconnection fees; (2) revenue from value-added services such as short messaging services (SMS) in excess of free SMS and multimedia messaging services (MMS), content downloading and infotext services, net of payout to other foreign and local carriers and content providers; (3) inbound revenue from other carriers which terminate their calls to the Group's network; (4) revenue from international roaming services; (5) fixed monthly service fees (for postpaid wireless subscribers) and prepaid subscription fees for discounted promotional calls and SMS; and (6) proceeds from sale of phone kits, subscribers' identification module (SIM) packs and other phone accessories.

Postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. As a result of billing cycle cut-off, service revenue earned but not yet billed at end of month are estimated and accrued based on actual usage.

Proceeds from over-the-air reloading channels and sale of prepaid cards are initially recognized as unearned revenue (recorded under Other Current Liabilities in the consolidated balance sheet).

Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid cards is likewise recognized as revenue upon expiration. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Proceeds from sale of phonekits and SIM cards/packs received from certain mobile subscribers are recognized upon actual receipts, and are included under Other Revenue in the consolidated statement of income.

With respect to revenue earned from connecting carriers/traffic, inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenue represents settlement received for traffic originating from telecommunications providers that are sent through the Group's network, while outbound charges represent settlements to telecommunications providers for traffic originating from the Group's network and settlements to providers for contents downloaded by subscribers. Both the inbound revenue and outbound charges are accrued based on actual volume of traffic monitored by the Group from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the Group's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed-upon by the parties. Uncollected inbound revenue is shown under Receivables in the consolidated balance sheet, while unpaid outbound charges are shown under Accounts Payable and Accrued Expenses in the consolidated balance sheet.

Sale of real estate
Real estate sales are accounted for under the percentage-of-completion method when: (a) equitable interest and/or legal title to the subject properties is transferred to the buyer; (b) the seller is obliged to perform significant acts after the subject properties are sold; (c) the amount of revenue can be measured reliably; (d) the costs incurred or to be incurred can be measured reliably; and (e) it is probable that the economic benefits will flow to the entity. Under this method, revenue is recognized as the related obligations are fulfilled, measured principally on the basis of the estimated completion of a physical proportion of the contract work.

If any of the criteria under the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are recorded as customers' deposits which are included under Other Current Liabilities in the consolidated balance sheet.

Revenue from hotel operations are recognized when services are rendered. Revenue from banquets and other special events are recognized when the events take place.

Dividend income
Dividend income is recognized when the shareholder's right to receive the payment is established.

Rent income
The Group leases certain commercial real estate properties to third parties under an operating lease arrangement. Rental income on leased properties is recognized on a straight-line basis over the lease term, or based on a certain percentage of the gross revenue of the tenants, as provided under the terms of the lease contract. Contingent rents are recognized as revenue in the period in which they are earned.

Interest income
Interest is recognized as it accrues (using the effective interest method under which interest income is recognized at the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Other fees
Loan fees that are directly related to the acquisition and origination of loans are amortized using the effective interest method over the term of the receivable. Fees related to the administration and servicing of loans are recognized as revenue as the services are rendered. Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Provisions
Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense under Financing Costs and Other Charges account in the consolidated statement of income. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is probable.

Contingencies
Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Pension Costs
Pension cost is actuarially determined using the projected unit credit method. This method reflects services rendered by employees up to the date of valuation and incorporates assumptions concerning employees' projected salaries. Actuarial valuations are conducted with sufficient regularity, with option to accelerate when significant changes to underlying assumptions occur. Pension cost includes current service cost, interest cost, expected return on any plan assets, actuarial gains and losses and the effect of any curtailments or settlements.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited to or charged against income when the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. The excess

actuarial gains or losses are recognized over the average remaining working lives of the employees participating in the plan.

The asset or liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation as of the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The defined benefit obligation is calculated annually by an independent actuary. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using risk-free interest rates that have terms to maturity approximating the terms of the related pension liability.

Past service costs, if any, are recognized immediately in the consolidated statement of income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted as of the balance sheet date.

Deferred tax

Deferred tax is provided using the balance sheet liability method on all temporary differences, with certain exceptions, at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, with certain exceptions. Deferred tax assets are recognized for all deductible temporary differences, with certain exceptions, and carryforward benefits of unused tax credits from excess minimum corporate income tax (MCIT) over regular corporate income tax and unused net operating loss carryover (NOLCO), to the extent that it is probable that taxable income will be available against which the deductible temporary differences and carryforward benefits of unused tax credits from excess MCIT and unused NOLCO can be utilized.

Deferred tax assets are not recognized when they arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting income nor taxable income or loss. Deferred tax liabilities are not provided on nontaxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures. With respect to investments in foreign subsidiaries and associates, and interests in joint ventures, deferred tax liabilities are recognized except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date, and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax assets to be recognized.

Deferred tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as of balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Movements in the deferred tax assets and liabilities arising from changes in tax rates are credited to or charged against the income for the period.

Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

a. there is a change in contractual terms, other than a renewal or extension of the arrangement;
b. a renewal option is exercised or an extension granted, unless that term of the renewal or extension was initially included in the lease term;
c. there is a change in the determination of whether fulfillment is dependent on a specified asset; or
d. there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios a, c or d above, and at the date of renewal or extension period for scenario b.

Group as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments and is included in the consolidated balance sheet under Property, Plant and Equipment account with the corresponding liability to the lessor included under Long-term Debt account. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the consolidated statement of income.

Capitalized leased assets are depreciated over the shorter of the EUL of the assets or the respective lease terms, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

Group as lessor
Leases where the Group does not transfer substantially all the risks and benefits of ownership of the assets are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as the rental income. Contingent rents are recognized as revenue in the period in which they are earned.

[illegible]

[illegible] dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared.

Diluted EPS amounts are calculated by dividing the net profit attributable to ordinary equity holders of the Parent Company (after deducting interest on the convertible preferred shares, if any) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Segment Reporting
The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 6 to the consolidated financial statements.

Subsequent Events
Any post-period event that is not an adjusting event is disclosed in the notes to the consolidated financial statements, when material.

3. Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in compliance with PFRS requires the Group to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and contingent liabilities. Future events may occur which will cause the assumptions used in arriving at the estimates to change. The effects of any change in estimates are reflected in the consolidated financial statements, as they become reasonably determinable.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments
In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in the consolidated financial statements:

Classification of financial instruments
The Group exercises judgment in classifying a financial instrument, or its component parts, on initial recognition as either a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated balance sheet.

In addition, the Group classifies financial assets by evaluating, among others, whether the asset is quoted or not in an active market. Included in the evaluation on whether a financial asset is quoted in an active market is the determination on whether quoted prices are readily and regularly available, and whether those prices represent actual and regularly occurring market transactions on an arm's length basis.

The Group classifies nonderivative financial assets with fixed or determinable payments and fixed maturities as HTM investments. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than in certain specific circumstances, the Group will be required to reclassify the entire portfolio as AFS investments. Consequently, the investments would therefore be measured at fair value and not at amortized cost.

Determination of fair values of financial instruments
The Group carries certain financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any changes in fair value of these financial assets and liabilities would affect profit and loss and equity.

Where the fair values of certain financial assets and financial liabilities recorded in the consolidated balance sheet cannot be derived from active markets, they are determined using internal valuation techniques using generally accepted market valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimates are used in establishing fair values. The judgments include considerations of liquidity and model inputs such as correlation and volatility for longer dated derivatives.

Revenue from real estate sales
Selecting an appropriate revenue recognition method for a particular real estate sale transaction requires certain judgment based on, among others:

- buyer's commitment on the sale which may be ascertained through the significance of the buyer's initial investment; and
- stage of completion of the project.

The Group's revenue from real estate sales are recognized based on the percentage-of-completion and the completion rate is measured principally on the basis of the estimated completion of a physical proportion of the contract work, and by reference to the actual costs incurred to date over the estimated total costs of the project.

Classification of leases
Management exercises judgment in determining whether substantially all the significant risks and rewards of ownership of the leased assets are transferred to the Group. Lease contracts, which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased items, are capitalized. Otherwise, they are considered as operating leases.

The Group has certain lease agreements covering certain telecommunications equipment and passenger aircraft where the lease terms approximate the EUL of the assets, and provide for an option to purchase or transfer of ownership at the end of the lease. These leases are classified by the Group as finance leases.

The Group has also entered into commercial property leases on its investment property portfolio. These leases do not provide for an option to purchase or transfer ownership of the property at the end of the lease and the related lease terms do not approximate the EUL of the assets being leased. The Group has determined that it retains all significant risks and rewards of ownership of these properties which are leased out on operating leases.

Distinction between investment properties and owner-occupied properties
The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately, the property is accounted for as investment property, only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as an investment property.

The Group considers each property separately in making its judgment.

Consolidation of SPEs
The Group periodically undertakes transactions that may involve obtaining the right to control or significantly influence the operations of other companies. These transactions include the purchase of aircraft and assumption of certain liabilities. Also, included are transactions involving SPEs and similar vehicles. In all such cases, management makes an assessment as to whether the Group has the right to control or significantly influence the SPEs, and based on this assessment, the SPE is consolidated as a subsidiary or an associated company. In making this assessment, management considers the underlying economic substance of the transaction and not only the contractual terms.

Contingencies
The Group is currently involved in certain legal proceedings. The estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling the defense in these matters and is based upon an analysis of potential results. The Group currently does not believe these proceedings will have a material effect on the Group's

financial position. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of the strategies relating to these proceedings.

Functional currency
PAS 21 requires management to use its judgment to determine the entity's functional currency such that it most faithfully represents the economic effects of the underlying transactions, events and conditions that are relevant to the entity. In making this judgment, the Group considers the following:

a. the currency that mainly influences sales prices for financial instruments and services (this will often be the currency in which sales prices for its financial instruments and services are denominated and settled);
b. the currency in which funds from financing activities are generated; and
c. the currency in which receipts from operating activities are usually retained.

Estimates
The key assumptions concerning the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue and cost recognition
The Group's revenue recognition policies require use of estimates and assumptions that may affect the reported amounts of revenue and costs.

- Rendering of telecommunications services

  The Group's postpaid telecommunications service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. The Group bills the postpaid subscribers throughout the month according to the bill cycles of subscribers. As a result of the bill-cycle cut-off, service revenue earned but not yet billed at end of the month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage. There is no assurance that the Group's use of estimates may not result in material adjustments in future periods.

Impairment of AFS investments

AFS debt investments
The Group classifies certain financial assets as AFS investments and recognizes movements in the fair value in equity. When the fair value declines, management makes assumption about the decline in value to determine whether it is an impairment that should be recognized in the statement of income.

AFS equity investments
The Group treats AFS equity investments as impaired, when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is 'significant' or 'prolonged' requires judgment. The Group treats 'significant' generally as 20% or more and 'prolonged' as greater than 12 months for quoted equity securities. In addition, the Group evaluates other factors, including normal volatility in share price for quoted equities and the future cash flows and the discount factors for unquoted equities.

Estimation of allowance for impairment loss on trade and other receivables
The Group maintains allowances for impairment loss on trade and other receivables at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of relationship with the customer, the customer's payment behavior and known market factors. The Group reviews the age and status of the receivables, and identifies accounts that are to be provided with allowances on a continuous basis. The Group provides full allowance for trade and other receivables that it deems uncollectible.

The amount and timing of recorded expenses for any period would differ if the Group made different judgments or utilized different estimates. An increase in the allowance for impairment loss on trade and other receivables would increase recorded operating expenses and decrease current assets.

Determination of NRV of inventories
The Group, in determining the NRV, considers any adjustment necessary for obsolescence which is generally provided 100% for nonmoving items for more than one (1) year. The Group adjusts the cost of inventory to the recoverable value at a level considered adequate to reflect market decline in the value of the recorded inventories. The Group reviews the classification of the inventories and generally provides adjustments for recoverable values of new, actively sold and slow-moving inventories by reference to prevailing values of the same inventories in the market.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in inventory obsolescence and market decline would increase recorded operating expenses and decrease current assets.

Estimation of ARO
The Group is legally required under various contracts to restore certain leased property and leased aircraft to its original condition and to bear the costs of dismantling and deinstallation at the end of the contract period. These costs are accrued based on an internal estimate which incorporates estimates on amount of asset retirement costs, third party margins and interest rates. The Group recognizes present value of these costs as part of the balance of the related Property and Equipment accounts, and depreciates such on a straight-line basis over the EUL of the related asset. The present value of dismantling or restoration costs is computed based on an average credit adjusted risk free rate of 10%. Assumptions used to compute ARO are to be reviewed and updated annually.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in ARO would increase recorded operating expenses and increase noncurrent liabilities.

Estimation of useful lives of property, plant and equipment, investment properties and intangible assets with finite life
The Group estimated the useful lives of its property, plant and equipment and investment properties based on the period over which the assets are expected to be available for use. The EUL of property, plant and equipment and investment properties are reviewed at least annually and are updated, if expectations differ from previous estimates due to physical wear and tear and technical or commercial obsolescence on the use of these assets. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in factors mentioned above. A reduction in the EUL of property, plant and equipment and

investment properties would increase depreciation and amortization expense and decrease noncurrent assets.

Estimation of fair values less estimated point-of-sale costs of biological assets
The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market. The fair values are reviewed and updated, if expectations differ from previous estimates due to changes brought by both physical change and price changes in the market. It is possible that future results of operations could be materially affected by changes in these estimates brought about by the changes in factors mentioned.

Estimation of pension and other benefits costs
The determination of the obligation and cost of pension and other employee benefits is dependent on the selection of certain assumptions used in calculating such amounts. Those assumptions include, among others, discount rates, expected returns on plan assets and salary increase rates. Actual results that differ from the Group's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods.

While the Group believes that the assumptions are reasonable and appropriate, significant differences between actual experiences and assumptions may materially affect the cost of employee benefits and related obligations.

The Group also estimates other employee benefits obligation and expense, including the cost of paid leaves based on historical leave availments of employees, subject to the Group's policy. These estimates may vary depending on the future changes in salaries and actual experiences during the year.

Assessment of impairment of property, plant and equipment, investment properties, investment in associates and joint ventures, goodwill and other intangible assets
The Group assesses the impairment of assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;

- significant changes in the manner of use of the acquired assets or the strategy for overall business; and

- significant negative industry or economic trends.

The Group determines an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount has been determined based on value in use calculation. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset base of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rated used for the discounted cash flow model as will as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Recognition of deferred tax assets
The Group reviews the carrying amounts of deferred income taxes at each balance sheet date and reduces deferred income tax assets to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of deferred income tax assets to be utilized.

The Group has certain subsidiaries which enjoy the benefits of an income tax holiday (ITH). As such, no deferred income tax assets were set up on certain gross deductible temporary differences that are expected to reverse or expire within the ITH period.

4. Financial Risk Management Objectives and Policies

The Group's principal financial instruments, other than derivatives, comprise cash and cash equivalents and interest-bearing loans and borrowings. The main purpose of these financial instruments is to finance the Group's operations and related capital expenditures. The Group has various other financial assets and financial liabilities, such as trade receivables and payables which arise directly from its operations. The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes.

The BODs of the Parent Company and its subsidiaries review and approve policies for managing each of these risks and they are summarized below, together with the related risk management structure.

Risk Management Structure
The Group's risk management structure is closely aligned with that of the Parent Company. The BOD of the Parent Company and the respective BODs of each subsidiary are ultimately responsible for of the oversight of the Group's risk management processes that involve identifying, measuring, analyzing, monitoring and controlling risks.

The risk management framework encompasses environmental scanning, the identification and assessment of business risks, development of risk management strategies, design and implementation of risk management capabilities and appropriate responses, monitoring risks and risk management performance, and identification of areas and opportunities for improvement in the risk management process.

Each BOD has created the board-level Audit Committee (AC) to spearhead the managing and monitoring of risks.

AC
The AC shall assist the Group's BOD in its fiduciary responsibility for the over-all effectiveness of risk management systems, and both the internal and external audit functions of the Group. Furthermore, it is also the AC's purpose to lead in the general evaluation and to provide assistance in the continuous improvements of risk management, control and governance processes.

The AC also aims to ensure that:

a. financial reports comply with established internal policies and procedures, pertinent accounting and audit standards and other regulatory requirements;

b. risks are properly identified, evaluated and managed, specifically in the areas of managing credit, market, liquidity, operational, legal and other risks, and crisis management.

c. audit activities of internal and external auditors are done based on plan, and deviations are explained through the performance of direct interface functions with the internal and external auditors; and

d. the Group's BOD is properly assisted in the development of policies that would enhance the risk management and control systems.

Enterprise Risk Management Group (ERMG)
To systematize the risk management within the Group, the ERMG was created to be primarily responsible for the execution of the enterprise risk management framework. The ERMG's main concerns include:

a. recommending of risk policies, strategies, principles, framework and limits;

b. managing fundamental risk issues and monitoring of relevant risk decisions;

c. providing support to management in implementing the risk policies and strategies; and

d. developing a risk awareness program.

Support groups have likewise been created to explicitly manage on a day-to-day basis specific types of risks like trade receivables, supplier management, etc.

Compliance with the principles of good corporate governance is also one (1) of the objectives of the BOD. To assist the BOD in achieving this purpose, the BOD has designated a Compliance Officer who shall be responsible for monitoring the actual compliance with the provisions and requirements of the Corporate Governance Manual and other requirements on good corporate governance, identifying and monitoring control compliance risks, determining violations, and recommending penalties on such infringements for further review and approval of the BOD, among others.

Risk Management Policies
The main risks arising from the use of financial instruments are foreign currency risk, credit risk, liquidity risk, price risk on biological assets, commodity price risk, equity price risk and interest rate risk. The Group's policies for managing the aforementioned risks are summarized below.

Credit risk
The Group trades only with recognized, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

a. Risk concentrations of the maximum exposure to credit risk

Concentrations arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographical location. Such credit risk concentrations, if not properly managed, may cause significant losses that could threaten the Group's financial strength and undermine public confidence.

The Group's policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. In order to avoid excessive concentrations of risk, identified concentrations of credit risks are controlled and managed accordingly.

b. Impairment assessment

The Group recognizes impairment losses based on the results of the specific/individual and collective assessment of its credit exposures. Impairment has taken place when there is a presence of known difficulties in the servicing of cash flows by counterparties, infringement of the original terms of the contract has happened, or when there is an inability to pay principal or interest overdue beyond a certain threshold. These and the other factors, either singly or in tandem with other factors, constitute observable events and/or data that meet the definition of an objective evidence of impairment.

The two methodologies applied by the Group in assessing and measuring impairment include: (1) specific/individual assessment; and (2) collective assessment.

Under specific/individual assessment, the Group assesses each individually significant credit exposure for any objective evidence of impairment, and where such evidence exists, accordingly calculates the required impairment. Among the items and factors considered by the Group when assessing and measuring specific impairment allowances are: (a) the timing of the expected cash flows; (b) the projected receipts or expected cash flows; (c) the going concern of the counterparty's business; (d) the ability of the counterparty to repay its obligations during financial crises; (e) the availability of other sources of financial support; and (f) the existing realizable value of collateral. The impairment allowances, if any, are evaluated as the need arises, in view of favorable or unfavorable developments.

With regard to the collective assessment of impairment, allowances are assessed collectively for losses on receivables that are not individually significant and for individually significant receivables when there is no apparent evidence or not yet objective of individual impairment. A particular portfolio is reviewed on a periodic basis, in order to determine its corresponding appropriate allowances. The collective assessment evaluates and estimates the impairment of the portfolio in its entirety even though there is no objective evidence of impairment on an individual assessment. Impairment losses are estimated by taking into consideration the following deterministic information: (a) historical losses/write offs; (b) losses which are likely to occur but has not yet occurred; and (c) the expected receipts and recoveries once impaired.

The allowance for impairment loss on subscriber accounts is determined based on the results of the net flow to write-off methodology. Net flow tables are derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The net flow to write-off methodology relies on the historical data of net flow tables to establish a percentage ("net flow rate") of subscriber receivables that are

current or in any state of delinquency as of reporting date that will eventually result in write-off. The allowance for impairment losses is then computed based on the outstanding balance of the receivables as of the balance sheet date and the net flow rates determined for the current and each delinquency bracket.

c. Collateral and other credit enhancement

Collateral and other credit enhancements on finance receivables of RSBC
The amount and type of collateral required depends on an assessment of credit risk. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are as follows:

- Mortgages over real estate and vehicle for consumer and real estate lending
- Charges over real estate, inventory and receivable for commercial lending
- Government securities for interbank lending

All past due accounts of RSBC are assessed for impairment either individually or collectively.

RSBC periodically monitors the market value of collateral, and requests additional collateral in accordance with any underlying agreement as necessary. Collateral is also an input to the internal credit risk rating, and thus may have an impact on the individual assessment of impairment and corresponding loan loss provision.

It is RSBC's policy to dispose of repossessed properties in an orderly fashion. In general, the proceeds are used to reduce or repay the outstanding claim, and are not occupied for business use.

Liquidity risk
The Group seeks to manage its liquidity profile to be able to service its maturing debts and to finance capital requirements. The Group maintains a level of cash and cash equivalents deemed sufficient to finance operations. As part of its liquidity risk management, the Group regularly evaluates its projected and actual cash flows. It also continuously assesses conditions in the financial markets for opportunities to pursue fund-raising activities. Fund-raising activities may include bank loans and capital market issues both onshore and offshore.

<u>Market Risk</u>
Market risk is the risk of loss to future earnings, to fair value or future cash flows of a financial instrument as a result of changes in its price, in turn caused by changes in interest rates, foreign currency exchange rates, equity prices and other market factors.

Foreign currency risk
Foreign currency risk arises on financial instruments that are denominated in a foreign currency other than the functional currency in which they are measured. The Group makes use of derivative financial instruments, such as currency swaps, to hedge foreign currency exposure.

The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the entities' functional currency.

Equity price risk
Equity price risk is the risk that the fair values of equities decrease as a result of changes in the levels of equity indices and the value of individual stocks.

Interest rate risk
The Group's exposure to market risk for changes in interest rates relates primarily to the Parent Company's and its subsidiaries' long-term debt obligations. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debt. The Group makes use of derivative financial instruments, such as interest rate swaps, to hedge the variability in cash flows arising from fluctuation in benchmark interest rates.

Commodity price risk
The Group enters into commodity derivatives to manage its price risks on fuel purchases. Commodity hedging allows stability in prices, thus offsetting the risk of volatile market fluctuations. Depending on the hedge cover, the price changes on the commodity derivative positions are offset by higher or lower purchase costs on fuel.

The Group manages its commodity price risk through fuel surcharges which are approved by the Philippine Civil Aeronautics Board (CAB), a fuel hedge that protects about the Group's fuel usage from volatile price fluctuations, and certain operational adjustments in order to conserve fuel use in the way the aircraft is operated.

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5. Fair Value Measurement

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents, receivables, short-term debt, accounts payable and accrued expenses and short-term debt
Carrying amounts approximate their fair values due to the relatively short-term maturity of these instruments.

Debt securities - Fair values of debt securities are generally based on quoted market prices. If the market prices are not readily available, fair values are estimated using either values obtained from independent parties offering pricing services, adjusted quoted market prices of comparable investments or using the discounted cash flow methodology.

Quoted equity securities - Fair values are based on quoted prices published in markets.

Unquoted equity securities - Fair values could not be reliably determined due to the unpredictable nature of future cash flows and the lack of suitable methods of arriving at a reliable fair value. These are carried at cost.

Amounts due from and due to related parties
Carrying amounts of due from and due to related parties which are payable and due on demand approximate their fair values.

Noninterest-bearing refundable security deposits
The fair values are determined as the present value of estimated future cash flows using prevailing market rates.

Long-term debt
The fair value of floating rate loans are determined by discounting the future cash flows (interests and principal) using prevailing market rates. The frequency of repricing per year affects the fair value. In general, a loan that is repriced every three months will have a carrying value closer to the fair value than a six-month repriceable loan with similar maturity and interest basis.

Derivative financial instruments
The fair values of the credit default swap, cross currency swaps, interest rate swaps and commodity options are determined based on the quotes obtained from counterparties. The fair values of forward exchange derivatives are calculated by reference to the prevailing interest differential and spot exchange rate as of valuation date, taking into account the remaining term-to-maturity of the forwards.

6. Business Segment Information

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Air transportation - air transport services, both domestic and international.

- Telecommunications - service provider of voice and data telecommunications services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products, value-added network provider using electronics data interchange).

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Petrochemicals - manufacturer of polyethylene (PE) and polypropylene (PP), and other industrial chemicals.

- Banking - thrift banking operations.

- Other supplementary businesses - insurance brokering, foreign exchange and securities dealing.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating profit or loss in the consolidated financial statements. Group financing and income taxes are managed on a group basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties.

The Group's business segment information follows:

	September 2009												
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Results													
Sale of goods and services	₱37,631,809	₱16,221,751	₱10,279,031	₱7,472,357	₱4,099,323	₱806,277	₱–	(₱490,284)	₱76,020,264	₱–	₱–	₱–	₱76,020,264
Interest income									1,299,698	–	–	–	1,299,698
Equity in net income of associates and joint ventures	23,098	(13,844)	–	2,383,523	–	–	106,490	14,817	2,514,084	–	–	–	2,514,084
Others									2,070,857	–	–	–	2,070 857
	37,654,907	16,207,907	10,279,031	9,855,880	4,099,323	806,277	106,490	(475,467)	81,904,903	–	–	–	81,904,903
Cost of sales and services	28,656,084	10,244,895	1,179,086	3,679,364	3,970,395	205,461	–	(490,283)	47,445,002	–	–	–	47,445,002
General and administrative expenses									19,934,705	–	–	–	19,934,705
Financing costs and other charges									5,124,910	–	–	–	5,124,910
Impairment losses and others									604,460	–	–	–	604,460
Income before income tax									8,795,826			–	8,795,826
Provision for income tax									689,712	–	–	–	689,712
Net income									₱8,106,114	–	–	–	₱8,106,114
Net income (loss) from equity holders of the Parent Company	₱1,275,357	₱1,780,369	(₱196,344)	₱3,783,564	(₱615,021)	₱144,913	(₱1,190,810)	₱880,784	₱5,862,812	₱–	₱–	₱–	₱5,862,812
Other Information													
Segment assets	₱61,004,797	₱34,212,039	₱80,863,366	₱42,198,594	₱5,266,719	₱13,787,274	₱143,738,249	(₱111,868,128)	₱269,202,910	₱–	₱–	₱–	₱269,202,910
Investments in associates and joint ventures	₱86,155	₱397,429	₱–	₱26,148,357	₱–	₱–	₱1,162,866	₱–	₱27,794,807	₱–	₱–	₱–	₱27,794,807
Segment liabilities	₱26,912,409	₱30,946,561	₱80,168,240	₱17,562,555	₱7,279,635	₱11,822,511	₱73,462,917	(₱81,932,060)	₱166,222,768	₱–	₱–	₱–	₱166,222,768
Capital expenditures	₱3,459,453	₱2,887,683	₱6,897,653	₱4,007,784	₱81,059	₱21,275	₱2,723	₱–	₱17,357,630	₱–	₱–	₱–	₱17,357,630
Depreciation and amortization	₱2,297,532	₱1,416,527	₱3,200,708	₱1,226,144	₱94,598	₱44,675	₱23,776	₱–	₱8,303,960	₱–	₱–	₱–	₱8,303,960

(Forward)

September 2009

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	**Air Transportation**	**Tele-communications**	**Real Estate and Hotels**	**Petrochemicals**	**Banking**	**Other Supplementary Businesses**	**Adjustments and Eliminations**	**TOTAL CONTINUING OPERATIONS**	**Textiles**	**Printing**	**TOTAL DISCONTINUED OPERATIONS**	**TOTAL OPERATIONS**
Non-cash expenses other than depreciation and amortization:													
Provision for impairment losses on:													
Receivables (Note 11)	₱88,250	₱-	₱140,340	₱-	₱–	₱9,708	₱431	₱–	₱238,729	₱–	₱–	₱–	₱238,729
FVPL/AFS	185,455								185,455				185,455
Inventories					88,127				88,127				88,127
Other Assets	92,149	–	-	–	-	–	-	–	92,149	–	–	–	92,149
	₱365,854	₱-	₱140,340	₱-	₱88,127	₱9,708	₱431	₱–	₱604,460	₱–	₱–	₱–	₱604,460

September 2008

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Results													
Sale of goods and services	₱32,392,483	₱13,976,504	₱7,717,934	₱7,774,299	₱6,939,822	₱725,982	₱–	(₱654,975)	₱68,872,050	₱-	₱–	₱-	₱68,872,050
Interest income									1,976,440	54	–	54	1,976,494
Equity in net income of associates and joint ventures	23,458	15,393	–	1,362,742	–	–	91,300	–	1,492,893	–	–	–	1,492,893
Other revenue									(5,215,480)	151,118	–	151,118	(5,064,362)
	32,415,941	13,991,897	7,717,934	9,137,041	6,939,822	725,982	91,300	(654,975)	67,125,903	151,172	–	151,172	67,277,075
Cost of sales and services	24,568,822	10,493,740	821,709	4,269,826	6,521,017	216,597	–	(654,975)	46,236,736	-	–	-	46,236,736
General and administrative expenses													
Financing costs and other charges									16,344,398	50,251	-	50,251	16,394,649
Impairment losses and others									4,274,458	21	–	21	4,274,479
Income before income tax									239,940	–	–	–	239,940
Provision for (benefit from) income tax									30,371	100,900		100,900	131,271
Net income (loss)									530,694			-	530,694
Net income (loss) from equity holders of the Parent									(₱500,323)	₱100,900		₱100,900	(₱399,423)
Company	₱640,951	(₱1,868,781)	(₱1,357,363)	₱2,630,958	(₱330,067)	₱132,694	(₱297,546)	₱457,136	₱7,982	₱100,900	₱–	₱100,900	₱108,882

(Forward)

	September 2008												
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Other Information													
Segment assets	₱61,166,763	₱28,509,480	₱70,878,173	₱38,936,593	₱6,201,714	₱11,893,915	₱151,455,290	(₱122,998,644)	₱246,043,284	₱368,625	₱–	₱368,625	₱246,411,909
Investments in associates and joint ventures	₱88,331	₱377,322	₱–	₱23,439,048	₱–	₱–	₱997,297	₱–	₱24,901,998	₱–	₱–	₱–	₱24,901,998
Segment liabilities	₱27,223,436	₱25,633,255	₱70,536,144	₱16,986,171	₱7,255,872	₱10,175,056	₱82,860,525	(₱91,705,053)	₱148,965,406	₱13,156	₱–	₱13,156	₱148,978,562
Capital expenditures	₱3,101,365	₱3,908,023	₱7,860,760	₱2,247,991	₱75,625	₱26,309	₱2,172	₱–	₱17,222,245	₱–	₱–	₱–	₱17,222,245
Depreciation and amortization	₱2,078,739	₱1,111,830	₱2,763,519	₱1,129,644	₱83,493	₱40,520	₱17,368	₱–	₱7,225,113	₱8,208	₱–	₱8,208	₱7,233,321
Non-cash expenses other than depreciation and amortization:													
Provision for impairment losses on:													
Receivables (Note 11)	₱–	₱–	₱106,043	₱–	₱–	₱2,889	₱1,442	₱–	₱110,374	₱–	₱–	₱–	₱110,374
FVPL investments	–	-	-	–	-	–	129,565	-	129,565	–	–	–	129,565
	₱–	₱–	₱106,043	₱–	₱–	₱2,889	₱131,007	₱–	₱239,939	₱–	₱–	₱–	₱239,939

7. Cash and Cash Equivalents

This account consists of:

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Cash on hand and in banks	₱6,949,310	₱3,037,564
Cash equivalents	6,004,309	4,704,532
	₱12,953,619	₱7,742,096

Cash in banks earns interest at the respective bank deposit rates. Cash equivalents, which represent money market placements, are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

Cash and cash equivalents of Robinsons Savings Bank Corporation (RSBC), a wholly owned subsidiary of JG Summit Capital Services Corp., amounted to ₱2.6 billion and ₱1.8 billion as of September 30, 2009 and December 31, 2008, respectively.

8. Receivables

This account consists of:

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Trade receivables	₱12,631,575	₱14,329,505
Finance receivables - net of unearned discounts	7,946,708	6,968,913
Due from related parties	1,912,504	2,077,688
Interest receivable	408,285	406,288
Other receivables	2,503,757	1,907,291
	25,402,829	25,689,685
Less allowance for impairment loss	2,381,458	3,044,032
	₱23,021,371	₱22,645,653

Total receivables shown in the balance sheet follow:

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Current portion	₱21,378,976	₱21,580,597
Noncurrent portion (booked under Other Noncurrent Assets)	1,642,395	1,065,056
	₱23,021,371	₱22,645,653

Trade Receivables

Trade receivables are noninterest-bearing and generally have thirty (30) to ninety (90) days terms.

Finance Receivables

Finance receivables represent receivables from customers of RSBC.

Other Receivables
Other receivables include advances to lot owners, advances to officers and employees, dividends receivable, among others.

Aging of Receivables
The aging analysis of the Group's receivables as of September 30, 2009 follow:

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Receivables	₱12,631,575	₱9,451,354	₱2,595,539	₱584,682
Less: Allowance for impairment loss	(2,216,446)	-	(1,631,764)	(584,682)
Net Trade Receivables	10,415,129	9,451,354	963,775	-
Non-trade Receivables				
Finance Receivables (including noncurrent portion)	7,946,708	6,304,313	-	1,642,395
Others	4,824,546	4,650,523	174,023	-
	12,771,254	10,954,836	174,023	1,642,395
Less: Allowance for impairment loss	(165,012)	(165,012)		-
Net Non-trade Receivables	12,606,242	10,789,822	174,023	1,642,395
	₱23,021,371	₱20,241,178	₱1,137,798	₱1,642,395

9. Inventories

This account consists of inventories held:

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
At cost:		
Raw materials	**₱2,877,603**	₱3,065,734
Finished goods	**2,203,176**	2,848,870
	5,080,779	5,914,604
At NRV:		
Spare parts, packaging materials and other supplies	**₱3,245,451**	₱2,803,204
Work-in-process	**168,673**	165,528
Subdivision land and condominium and residential units for sale	**1,673,138**	1,683,394
By-products	**9,315**	57,963
	5,096,577	4,710,089
Materials in-transit	**771,322**	1,226,604
	₱10,948,678	₱11,851,297

10. Derivative Financial Instruments

Derivatives not designated as accounting hedges
The Group derivative not designated as accounting hedges include transactions to take positions with the expectation of generating profit from favorable movements in prices and rates on indices. Also, included under this heading are any derivatives which do not meet PAS 39 hedging requirements.

- Foreign currency forwards
  The Group entered into short-term nondeliverable foreign currency forward contracts. The Group's short-term forwards have varying tenors ranging from one to three months.

- Cross currency swaps
  Under the cross currency swap agreements, the Group, on a quarterly basis, will pay the counterparty floating rates on the US Dollar principal based on 3-month USD LIBOR and will receive fixed interest equivalent to 11.75% and 12.00% per annum on the Peso principal.

  These cross currency swaps were settled in various dates in July and August 2009.

- Credit default swap
  Under the credit default swap agreement, the Group is obliged to take delivery of certain corporate bonds, in case of a credit event affecting the issuer. A credit event may pertain to a failure to pay, repudiation/moratorium or restructuring on the bonds. Under the credit default swap agreement, the Group receives a fixed interest quarterly at rates ranging from 5.40% to 6.00% per annum, until the occurrence of the credit event or the maturity of the agreements on various dates up to December 2011, whichever comes first.

- Commodity options
  The Group enters into fuel derivatives to manage the Group's exposure to fuel price fluctuations. The options can be exercised at various calculation dates with specified quantities on each calculation date. The options have various maturity dates through December 31, 2009.

  The Group is required by its counterparties to confer credit support (collaterals) related to the commodity price risk in anticipation for risk exposures.

- Embedded forwards
  The Group has derivatives embedded in some of its contracts. Such derivatives pertain to embedded currency forwards noted in purchase, sales and service contracts, denominated in a currency which is not the functional currency of substantial party to the contract or routine currency of the transaction for the contracts. The nonfinancial contracts consist mainly of foreign currency-denominated purchase orders with various expected delivery dates. The nonfinancial contracts have various expected delivery dates ranging from 12 to 40 months.

Derivatives designated as accounting hedges
As part of its asset and liability management, the Group used derivatives, particularly currency swaps and interest rate swaps as cash flow hedges in order to reduce its exposure to market risks that is achieved by hedging portfolios of floating rate financial instruments.

The accounting treatment explained in Note 2 to the financial statements, *Hedge Accounting*, varies according to the nature of the item hedged and compliance with the hedge criteria. Hedges entered into by the Group which provide economic hedges but do not meet the hedge accounting criteria are treated included under derivatives not designated as accounting hedges.

- Currency swaps
  On June 11, 2008, RSBC entered into a long-term currency swap agreement that hedges 100% of the foreign currency exposure of certain AFS debt investments. Under this agreement, RSBC effectively swaps the principal amount and interest from certain US dollar-denominated AFS investments into Philippine peso-denominated cash inflows of principal and interest to be received up to February 15, 2011.

- Interest rate swaps
  On April 23, 2008 and May 9, 2008, the Group entered into two interest rate swaps with amortizing notional amount of US$100.0 million each. The swaps are intended to hedge the interest rate exposure due to the movements in the benchmark LIBOR on $200.0 million of the $300.0 million Guaranteed Term Loan Facility due 2013 (Note 13). Under the swaps, the Group pays fixed and receives LIBOR every interest payment date (every June 16 and December 16). The effectivity of both swaps is on June 16, 2008 and maturity date is on June 16, 2013. The terms of the swaps (i.e, benchmark rate, notional amount, fixing dates and maturity date) coincide with the hedged loan.

  On December 12, 2008, the option was exercised and the resulting interest rate swap was used to hedge the interest cash flow variability arising from the movements in the benchmark LIBOR of the remaining $100.0 million of the $300.0 million loan starting December 16, 2008. The terms of the swaps (i.e, benchmark rate, notional amount, fixing dates and maturity date) coincide with the hedged loan.

Hedge Effectiveness Results
As of September 30, 2009 and December 31, 2008, the net effective fair value changes on the Group's cash flow hedges that were deferred in equity under "Net Unrealized Gain (Loss) on Cash Flow Hedge" amounted to ₱444.31 million and ₱865.7 million, respectively. On September 30, 2009, the Group recognized a loss amounting to ₱225.31 million recorded under "Market Valuation Gain (Loss) on Derivative Financial Instruments" in the unaudited interim consolidated statement of comprehensive income which pertain to the ineffectiveness of a swap designated under cash flow hedge.

The distinction of the results of hedge accounting into "Effective" or "Ineffective" represent designations based on PAS 39 and are not necessarily reflective of the economic effectiveness of the instruments.

11. Accounts Payable and Accrued Expenses

This account consists of:

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Deposit liabilities	**₱9,865,792**	₱9,674,815
Accrued expenses	**8,398,434**	6,539,376
Trade payables	**7,585,969**	8,714,911
Due to related parties	**1,521,621**	553,316
Withholding taxes payable	**292,566**	239,265
Dividends payable	**7,156**	6,000
Other payables	**1,768,836**	1,581,705
	₱29,440,374	₱27,309,388

Deposit Liabilities
Deposit liabilities represent the savings, demand and time deposit liabilities of RSBC.

Accrued Expenses
Accrued expenses and other payables include accruals for interest and various expenses.

Trade Payables
Trade payables which consist mostly of payables related to the purchase of inventories are noninterest-bearing and are normally settled on sixty (60)-day terms.

12. Short-term Debt

Short-term debt consists of:

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Parent Company:		
Philippine Peso - with interest rates ranging from 6.25% to 8.75% in 2009	**₱98,000**	₱3,125,600
Subsidiaries:		
Foreign currencies - with interest rates ranging from 1.359% to 5.25% in 2009	**16,254,134**	19,784,998
Philippine Peso - with interest rates ranging from 6.75% to 8.975% in 2009	**2,133,268**	2,226,000
	18,387,402	22,010,998
	₱18,485,402	₱25,136,598

13. Long-term Debt

Long-term debt (net of debt issuance costs) consists of:

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
Parent Company:		
Foreign currencies:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	**₱1,550,570**	₱2,284,357
Philippine Peso:		
HSBC	**4,276,991**	4,271,850
	5,827,561	6,556,207
Subsidiaries:		
Foreign currencies:		
URC HypoVereinsbank term loan facilities	**21,291**	62,441
URC US$200 million 8.25 % guaranteed notes	**9,352,746**	9,368,966
JGSPL US$300 million 8% guaranteed notes	**12,116,965**	12,390,472
Digitel zero coupon convertible bonds	**2,307**	2,204
JGSPL US$300 million term loan	**14,076,825**	14,080,553
Digitel term loan facilities	**14,180,554**	11,064,478
CAI commercial loan from foreign banks	**3,428,113**	3,729,504
CAI export credit loan agreement	**14,562,003**	14,227,026
Minimum capacity purchase agreement	**71,085**	71,280
	67,811,889	64,996,924
Philippine Peso:		
RLC ₱1,000 million loan facility	**115,000**	340,000
Philippine Sugar Corporation restructured loan	**39,991**	46,395
RLC ₱2,000 million loan facility	**2,000,000**	2,000,000
RLC ₱3,000 million loan facility	**3,000,000**	3,000,000
RLC ₱5,000 million bond	**5,000,000**	-
RLC ₱5,000 million bond	**5,000,000**	-
URC ₱3,000 million loan facility	**2,972,705**	-
	18,127,696	5,386,395
	91,767,146	76,939,526
Less current portion	**5,433,374**	4,914,813
	₱86,333,772	₱72,024,713

The exchange rates used to restate the foreign currency borrowings were ₱47.39 to US$1.00 and ₱47.52 to US$1.00 as of September 30, 2009 and December 31, 2008, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱48.13 and ₱47.05 as of June 30, 2009 and September 30, 2008, respectively.

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment.

14. Cumulative Redeemable Preferred Shares

As of September 30, 2009 Tranche 1 Series A and Tranche 2 Series A has already matured.

As of December 31, 2008, the details as to the number of preferred shares of the Parent Company follow:

Authorized	2,000,000,000
Issued:	
11.75% preferred stock, ₱1.00 par value	171,900,000
12.00% preferred stock, ₱1.00 par value	255,000,000
	426,900,000

The preferred shares are nonconvertible, nonvoting, nonparticipating, cumulative and redeemable. Such shares enjoy preference in case of liquidation but are excluded from the preemptive rights in the issuance of preferred and common shares.

On July 27 and August 2, 2004, the Parent Company's BOD authorized the offer and issuance of 255.0 million and 171.9 million cumulative redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, the BOD further resolved that the preferred stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% for Tranche 1 Series A and Tranche 2 Series A, respectively, and shall be payable quarterly until final redemption. The Parent Company has established a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value amounting to ₱3.9 billion.

On July 29 and August 5, 2009, the Parent Company redeemed all of its cumulative preferred shares. The redemption price was ₱5.00 per share plus the accrued interest based on the stated dividend rates.

15. Equity

As of September 30, 2009 and December 31, 2008, the details of the Parent Company's common stock follow:

Authorized shares	12,850,800,000
Par value per share	₱1.00
Issued	6,895,273,657
Outstanding	6,797,191,657

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value. The Group manages its capital structure and makes adjustments to these ratios in light of changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividend payment to shareholders, return capital

structure or issue capital securities. No changes have been made in the objective, policies and processes as they have been applied in previous years.

The Group monitors its use of capital structure using a debt-to-capital ratio which is gross debt divided by total capital. The Group includes within gross debt all interest-bearing loans and

borrowings, while capital represents total equity. Following is a computation of the Group's debt-to-capital ratio as of September 30, 2009 and December 31, 2008.

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
(a) Gross debt		
Short-term debt (Note 10)	**₱18,485,402**	₱25,136,598
Long-term debt (Note 11)	**91,767,146**	76,939,526
Cumulative preferred shares (Note 12)	**-**	2,107,819
	₱110,252,548	₱104,183,943
(b) Capital	**₱102,733,080**	₱92,662,140
(c) Debt-to-capital ratio (a/c)	**1.07:1**	1.12:1

The Group's policy is to keep the debt-to-capital ratio at the 2.0:1 level.

16. Earnings Per Share

Basic EPS is calculated by dividing the net income for the year attributable to common shareholders divided by the weighted average number of common shares outstanding (adjusted for any stock dividends).

The following reflects the income and share data used in the basic/dilutive EPS computations:

	September 30, 2009	September 30, 2008
Net income applicable to common stock	**₱5,862,812**	₱108,882
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Basic/dilutive EPS	**₱0.86**	₱0.02

17. Reportable Non-Adjusting Subsequent Events

On September 15, 2009, the Board of Directors of the Parent Company approved the issuance of peso retail bonds (the Bonds) in the aggregate principal amount of ₱5 billion with an over subscription option for an additional amount of up to ₱5 billion subject to the requirements of the Securities and Exchange Commission (SEC).

On November 5, 2009, the SEC granted the permit to sell the Bonds. The Bonds will be offered from November 5, 2009 to November 11, 2009 and will be issued on November 19, 2009.